Roche Half-Year Report 2007



Table of Contents

Half-Year Report 2007



Diagnosis – Therapy – Monitoring
Modern diagnostic instruments and tests from Roche can detect the hepatitis C virus at a very early stage of infection, while our viral genotyping test enables more targeted therapy. Once treatment starts, doctors can monitor patients' progress with Roche's real-time PCR tests. Patients who respond quickly to combination therapy with Pegasys (peginterferon alfa-2a) and Copegus (ribavirin) have a good chance of cure, thus avoiding severe complications such as liver failure.

Key results first half 2007


Local sales growth %
Operating profit margin, % of sales
Pharmaceuticals 2007 +18.1 36.3
2006 +19.2 32.2
Diagnostics 2007 +5.4 20.8
2006 +4.3 21.3
Group 2007 +15.4 32.8
2006 +15.6 29.2

	Six months ended 30 June 2007 (mCHF)	2006 (mCHF)	% change (CHF)	(LC)	% of sales 2007	2006
Sales	22,827	19,849	+15	+15		
Research and development	3,635	3,063	+19	+21	15.9	15.4
EBITDA[1]	8,703	7,061	+23	+22	38.1	35.6
Operating profit	7,477	5,805	+29	+27	32.8	29.2
Net income	5,862	4,543	+29		25.7	22.9
Core EPS (CHF)[2]	5.95	4.90	+21			

	30 June 2007	31 December 2006	30 June 2006
Net cash	15,626	16,088	11,965
Equity	50,465	46,814	41,520
Equity ratio	65.9%	62.9%	61.0%

1) EBITDA: Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

2) See page 48 for definition of Core EPS.

LC = local currencies

Strong performance continues

Group
- Group sales advance 15% to 23 billion Swiss francs, for an organic half-year increase of 3 billion Swiss francs.
- Operating profit margin rises 3.6 percentage points to 32.8%.
- Net income increases 29% in Swiss francs to 5.9 billion Swiss francs, thanks to outstanding operating results and a further increase in net financial income.
- Core Earnings per Share (EPS) up 21% to 5.95 Swiss francs, significantly outpacing sales growth.

Pharmaceuticals
- Pharmaceutical sales increase 18%, almost three times the global market growth rate.
- Cancer medicines deliver 22% growth, expanding Roche's market leadership in oncology.
- Operating profit margin rises 4.1 percentage points to 36.3%.
- Herceptin, Avastin and Xeloda approved for additional cancer indications in the EU and Japan.
- Mircera recommended for approval for renal anemia in the EU and US.
- Steady uptake of MabThera/Rituxan for rheumatoid arthritis.
- New biotech facilities opened for Herceptin and Avastin.

Diagnostics
- Sales up 5%, reinforcing the division's global market leadership.
- Operating profit margin of 20.8%; EBITDA margin well above industry average.
- BioVeris Corporation and 454 Life Sciences acquisitions and proposed NimbleGen Systems, Inc. transaction will complement existing portfolio.
- Tender offer for Ventana Medical Systems, Inc. (USA) – access to tissue-based diagnostic tests will advance development of personalised cancer therapies.

Outlook for 2007
- Double-digit sales growth for the Group and the Pharmaceuticals Division.
- Above-market sales growth in both divisions.
- The target is for Core EPS to grow above Group sales.

For additional information about Roche, visit http://www.roche.com

Barring unforeseen events.
Unless otherwise stated, all growth rates are in local currencies.



Dear Shareholders

Your company posted impressive results for the first half of 2007, continuing the robust growth of previous years. Interim sales rose 15%, resulting in additional market share gains, particularly for the Pharmaceuticals Division. Sales were 3 billion Swiss francs higher than a year ago, all of it organic growth. Because sales grew faster than costs, there was another significant improvement in the Group's profitability. At the same time we have positioned ourselves even more strongly for future growth through strategic acquisitions.

Our strong sales growth is reflected in our other interim operating results. The Group's operating profit rose by more than one-fourth to 7.5 billion Swiss francs. The corresponding margin increased to a new high of nearly 33%. Thanks to very good performances by both Roche divisions and a further improvement in net financial income, the Group's net income reached 5.9 billion Swiss francs, an increase of 29%. Our strong cash flow will enable us to keep our strategic focus firmly on innovating healthcare.

Roche's outstanding growth during the first half-year was driven primarily by the Pharmaceuticals Division. Its sales rose 18% to over 18 billion Swiss francs. This was nearly three times the global market growth rate. Sales were up significantly in all regions, and all the key products in our major oncology, virology and metabolism/bone disease portfolios contributed to this increase.

The Pharmaceuticals Division's operating margin increased substantially for the period, rising 4.1 percentage points to 36.3%. This increase was achieved at a time of growing investment in launch activities and in our development pipeline. Research and development spending in the Pharmaceuticals Division rose 22% to 3.3 billion Swiss francs as the division pursued an expanding portfolio of drug development projects and investigated existing products for efficacy in a range of diseases which still cannot be adequately treated, including a number of cancers and rheumatoid arthritis. In the first six months of this year alone we received seven major marketing approvals from regulators.

Early this year Roche Pharmaceuticals realigned its global research and development activities around five 'disease biology areas': oncology, virology, inflammatory diseases, metabolic diseases and diseases of the central nervous system. Each of these areas will cover all activities from research and development to strategic marketing in a particular therapeutic field. By streamlining and accelerating decision-making, this new model is expected to be more efficient and effective in translating research activity into clinically differentiated medicines.

We continue to strengthen our position for future growth by augmenting our own rich development pipeline through targeted acquisitions, alliances and in-licensing agreements. In April we expanded our capabilities in therapeutic antibody research by acquiring Therapeutic Human Polyclonals, Inc. In the same month we signed an exclusive worldwide collaboration agreement with Transgene to develop and commercialise products from Transgene's therapeutic vaccine programme against human papillomavirus-mediated diseases. And in early July we formed a major alliance on RNA interference (RNAi) therapeutics with the US-based biopharmaceuticals company Alnylam, a transaction giving us new capabilities to target complex diseases.

At the same time we have been investing heavily in new manufacturing facilities to meet the growing demand for our biopharmaceuticals. This year we have opened major biomanufacturing facilities for Avastin and Herceptin in Basel (Switzerland) and Penzberg (Germany).

The Diagnostics Division, which accounts for about 20% of Group sales, remains the global market leader. During the first half of the year its sales increased 5% to 4.6 billion Swiss francs, with all regions except Japan contributing to this solid growth. The Professional Diagnostics and Diabetes Care businesses were the main growth drivers. The division's operating profit increased advancing 3% in local currencies to 949 million Swiss francs, but its operating profit margin declined 0.5 percentage points to 20.8% as a result of further investments in launch activities and also higher costs of sales due to changes in the product mix and costs of instrument placements. With an EBITDA margin of 30.5%, cash generation in the division is still well above the industry average.

This year we have initiated, and in some cases already closed, significant acquisitions that reflect the growing strategic role of modern diagnostics in targeted medicine. In late May we strengthened our position in gene sequencing by acquiring 454 Life Sciences. Our acquisition of BioVeris Corporation, completed in June, has equipped Roche Diagnostics to expand its important, fast-growing immunochemistry business into new market segments. And our proposed acquisition of NimbleGen Systems, Inc., which we announced in June, is another milestone in a strategy aimed at strengthening Roche Diagnostics' position as a supplier of total genome research solutions.

In late June we commenced a tender offer to acquire all outstanding shares of common stock of the US diagnostics company Ventana Medical Systems, Inc. for a price per share of 75 US dollars in cash, or a total of about 3 billion US dollars. This represents a premium of 55% on its three-month average of 48.30 US dollars prior to Roche's offer. The acquisition would enable us to move into the fast-growing market for tissue-based diagnostics and strengthen our capabilities for developing companion diagnostic tests. Companion diagnostics make it possible to assess or predict patients' responses to particular medicines so that drug therapy can be tailored more specifically, effectively and cost-efficiently to individual patients' needs. Our leadership in oncology and molecular biology and our strong global market presence make us an ideal partner for Ventana. Our aim is to close the transaction through a negotiated agreement.

Our global pharmaceutical research network, our strengths in biotechnology and our leadership as a diagnostics innovator are important short- and long-term competitive advantages in today's rapidly changing healthcare market.

We anticipate continued strong sales growth this year. Given our very good interim results, we remain confident in the raised full-year outlook we announced in April. In particular, we reaffirm our target of achieving faster Core Earnings per Share

growth than Group sales growth. We expect the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals and the Diagnostics Division we expect sales to grow faster than the market.



Franz B. Humer

Roche Group

The Roche Group posted strong results for the first half of 2007. Group sales advanced 3 billion Swiss francs to 22.8 billion Swiss francs, for a growth rate of 15% in local currencies (15% in Swiss francs and 19% in US dollars).

The Pharmaceuticals Division was the main growth driver. Its sales increased 18% in local currencies (17% in Swiss francs), or almost three times the global market average. Growth was fuelled primarily by continued strong demand for key medicines in the division's oncology, metabolism, transplantation and virology portfolios, including substantial sales of the anti-influenza medicine Tamiflu for pandemic preparedness. Lucentis, Genentech's recently launched medicine for age-related blindness, was also a major contributor to growth.

In the Diagnostics Division sales increased at an above-market rate of 5% in local currencies (7% in Swiss francs), with the main impetus coming from the division's Professional Diagnostics and Diabetes Care units.

Strong interim sales had a very positive impact on the Group's profitability. Operating profit rose 27% in local currencies to 7.5 billion Swiss francs. The corresponding margin improved significantly, rising 3.6 percentage points to 32.8%, as strong sales growth in the Pharmaceuticals Division more than offset increased investment in launch and prelaunch activities and in Roche's highly promising development pipelines.

The Pharmaceuticals Division's operating profit rose 31% in local currencies to 6.6 billion Swiss francs, increasing the division's operating profit margin by 4.1 percentage points to 36.3%.

Operating profit in the Diagnostics Division rose 3% in local currencies to 949 million Swiss francs. At 20.8%, the division's operating profit margin was down somewhat from the first half of 2006. As expected, this decrease was due primarily to further investments in product launches and also higher costs of sales due to changes in the product mix and costs of instrument placements. With an EBITDA margin of 30.5%, cash generation in the division remains well above the industry average.

Net financial income totalled 500 million Swiss francs, an 18% increase over the first half of 2006. The Group's effective tax rate for the period decreased to 26.5%.

Net income increased substantially in the first six months, advancing 29% to 5.9 billion Swiss francs. The Group further strengthened its balance sheet. The ratio of equity to total assets is now 66%, and 84% of total assets are financed long term.

Outlook

We reaffirm the raised outlook announced in April. For full-year 2007, we expect the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, we anticipate continued above-market sales growth. Our EPS target is for Core EPS to grow above Group sales.

Key figures: Pharmaceuticals Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	18,268	17	18	100
– Roche Pharmaceuticals	11,367	18	16	62
– Genentech	5,227	24	28	29
– Chugai	1,674	–1	7	9
EBITDA	7,424	27	26	40.6
Operating profit	6,640	32	31	36.3

Pharmaceuticals

The Roche Group's Pharmaceuticals Division is made up of Roche Pharmaceuticals, represented in over 150 countries, and majority shareholdings in Genentech in the United States and Chugai in Japan. Licensing and collaborative agreements with more than 80 other companies worldwide give the Roche Group wide access to promising experimental medicines and cutting-edge technologies.

Sales by region



Latin America 6% *(+15%)*
Japan 9% *(+7%)*
Others 9% *(+15%)*
Europe 34% *(+16%)*
North America 42% *(+24%)*

Italics = growth rates

Results

The Pharmaceuticals Division maintained strong growth in the first half of 2007, with sales rising 18% in local currencies (17% in Swiss francs) over the same period last year[1]. This is almost three times the global market rate of 6.5%[2]. Growth was driven primarily by strong demand for the division's leading oncology medicines, other key products and Genentech's medication Lucentis (for blindness), as well as continued pandemic stockpiling of the influenza medicine Tamiflu. Sales outpaced market growth more than threefold in North America (24% vs 7%) and well over twofold in Europe (16% vs 6%). In Japan sales returned to above-market growth. Chugai posted a sales increase of 7% for the first half-year, compared with a market growth rate of 1%, driven primarily by sales of Tamiflu for pandemic stockpiling, Herceptin and Evista (for osteoporosis).

Divisional operating profit for the first half of 2007 amounted to 6.6 billion Swiss francs, a rise of 31% in local currencies compared with the year-earlier period. The corresponding margin increased by 4.1 percentage points to 36.3%. Sales grew significantly faster than marketing costs, which rose as a result of higher support costs, particularly for the oncology portfolio, and expenditure for launch and pre-launch activities, notably for Avastin and Tarceva. Research and development expenses advanced ahead of sales, with significant investments in our strong pipeline reflecting the expanded portfolio and large number of late-stage clinical trials. Divisional EBITDA[3] totalled 7.4 billion Swiss francs, or 40.6% of sales, compared with 37.5% in the first six months of 2006. For more information on divisional operating results, see the *Financial Review* (p. 17).

1) Unless otherwise stated, all growth rates are in local currencies.
2) Market growth figures here and elsewhere according to IMS (to end of April 2007).
3) Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment.

Oncology

The division's oncology portfolio delivered robust first-half sales growth of 22%. All major brands contributed to this performance, which further consolidates Roche's position as the world's leading provider of cancer medicines.

Worldwide sales of MabThera/Rituxan (rituximab) for non-Hodgkin's lymphoma (NHL) continued to rise strongly in the first half of 2007. Growth continues to be driven primarily by widespread use of the product in the first-line treatment of both indolent and aggressive NHL in Europe and the US. Particularly in Western Europe, sales are also being helped by growing adoption of MabThera as maintenance therapy for relapsed or refractory follicular lymphoma, the most common form of indolent NHL.

Herceptin (trastuzumab), for early and advanced HER2-positive breast cancer, again recorded a strong global sales increase, driven primarily by data demonstrating the product's survival benefit in early-stage disease. In April Roche received EU approval for Herceptin in combination with hormonal therapy (aromatase inhibitor) for the treatment of patients with advanced breast cancer that is both HER2-positive and hormone receptor-positive. This is the first combination of targeted therapies to be approved for the treatment of breast cancer. New data presented at the annual American Society of Clinical Oncology (ASCO) meeting in June show that giving Herceptin plus chemotherapy before surgery can eradicate breast tumours in nearly twice as many patients as chemotherapy alone.

Avastin (bevacizumab), the first anti-angiogenic therapy to demonstrate survival benefits in advanced colorectal, breast, lung and kidney cancer, continues to record very strong sales growth in all regions. At the end of March Avastin gained approval in the EU as a first-line treatment for advanced breast cancer, the third major cancer type for which it has been licensed after colorectal cancer (EU, US and now Japan) and non-small cell lung cancer (US). In April, following priority review, the Japanese health authorities approved Avastin for advanced or recurrent colorectal cancer; Chugai began the market rollout in June. As planned, Roche filed an application with the European Medicines Agency (EMEA) in April to expand the product's EU marketing approval in advanced colorectal cancer to include combinations with chemotherapy regimens based on oxaliplatin. Also in April Roche applied for EU marketing approval for Avastin in the first-line treatment of advanced renal cell carcinoma, the most common type of kidney cancer. The EMEA is also reviewing an application Roche filed last August for approval of the product in the treatment of non-small cell lung cancer (NSCLC), the most common form of the disease; we have now provided the agency with further data – from the AVAiL trial (see below) – complementing the original NSCLC filing.

The results of two major phase III clinical trials with Avastin were presented at the ASCO meeting in June. The Avastin in Lung (AVAiL) study showed that adding Avastin to cisplatin/gemcitabine chemotherapy significantly improves the time patients with advanced NSCLC live without their disease progressing (progression-free survival) compared with chemotherapy alone. The Avastin in Renal Cell Cancer (AVOREN) study showed that adding Avastin to interferon therapy nearly doubled progression-free survival compared with interferon alone.

Sales of the oral cancer medicine Xeloda (capecitabine) continue to advance strongly in all markets, driven by increasing use of the product after surgery in colon cancer patients and its use in the first-line treatment of advanced colorectal cancer and late-stage breast cancer. At the end of March Xeloda was approved in the EU for the treatment of stomach cancer, the second-largest cause of cancer deaths worldwide. Roche has now submitted regulatory applications in the US and the EU for approval of Xeloda in combination with oxaliplatin (with or without Avastin) for first-line treatment and in combination with oxaliplatin for second-line treatment of metastatic colorectal cancer.

Global sales of Tarceva (erlotinib), the only human epidermal growth factor receptor (EGFR) inhibitor with a proven survival benefit in advanced NSCLC and pancreatic cancer, continued to grow strongly. Since its approval for advanced pancreatic cancer in November 2005 in the US and January this year in

Top-selling pharmaceutical products – Roche Group

Product	Generic name	Indication	Sales in millions of CHF	% change in local currencies
MabThera/Rituxan	rituximab	non-Hodgkin's lymphoma, rheumatoid arthritis	2,704	16
Herceptin	trastuzumab	metastatic breast cancer, adjuvant breast cancer	2,382	30
Avastin	bevacizumab	metastatic colorectal cancer, advanced non-small cell lung cancer, advanced breast cancer	1,909	40
Tamiflu	oseltamivir	treatment and prevention of influenza A and B	1,316	39
NeoRecormon, Epogin	epoetin beta	anemia	1,066	-4
CellCept	mycophenolate mofetil	transplantation	979	10
Pegasys	peginterferon alfa-2a	hepatitis B and C	807	11
Xeloda	capecitabine	colorectal cancer, breast cancer, stomach cancer	549	16
Lucentis[1)]	ranibizumab	wet age-related macular degeneration	524	4,022
Tarceva	erlotinib	non-small cell lung cancer, advanced pancreatic cancer	503	37

1) Jointly marketed by Genentech and Novartis.

the EU, Tarceva continues to show solid market uptake in this indication as well. Chugai's application for approval of Tarceva in advanced or recurrent NSCLC is undergoing priority review by the Japanese authorities.

Anemia

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta) declined overall in the first half-year. Sales of NeoRecormon decreased 2% in a highly competitive environment, and sales of Epogin in Japan were down 9% due to the continuing impact of government-mandated price cuts and reimbursement changes.

Transplantation

The immunosuppressant CellCept (mycophenolate mofetil), for the prevention of transplant rejection, maintained its sales growth worldwide and remains the top-selling branded immunosuppressant in the US.

Virology

Continued growth in sales of the influenza medicine Tamiflu (oseltamivir) in the first half-year was driven by stockpiling orders, as governments and corporations prepare for a potential flu pandemic. The mild 2006/2007 flu season resulted in lower sales of the product for seasonal use. We have now received government orders for a total of some 215 million treatment courses from more than 80 countries worldwide. The global manufacturing network Roche has put in place over the last two years can produce 400 million treatment courses of Tamiflu annually, if required. As this significantly exceeds current demand, we are tailoring production levels accordingly, while retaining the ability to increase output rapidly, should the need arise. In February and March, respectively, Roche filed marketing applications in Europe and the US for a smaller, lower-strength capsule formulation of Tamiflu intended primarily for use in children. The new formulation was approved in the US at the beginning of July.

Sales of Pegasys (peginterferon alfa-2a), for hepatitis B and C, in the first half of 2007 were boosted by continuing uptake in emerging markets, particularly Brazil and China. Following approval by the Japanese authorities of combined Pegasys and Copegus (ribavirin) for chronic hepatitis C in January, Chugai started the market rollout in March. In March Roche received EU approval for a change to the Pegasys prescribing information to allow a

shorter, 24-week treatment period in some patients infected with hepatitis C genotypes 1 or 4 who show a rapid response to therapy.

The HIV medicine Fuzeon (enfuvirtide) posted a sales increase of 8% to 155 million francs, with growth in all regions where the product is sold.

In June, in cooperation with national health authorities, Roche initiated a recall of all batches of Viracept (nelfinavir) in Europe and some other regions. Supplies of Viracept in the US, Canada and Japan are not affected, as Pfizer manufactures the product sold in these countries. The recall is due to the discovery of a chemical impurity in some production batches. The cause has been identified, and Roche has taken the necessary steps to prevent a recurrence. The product's EU marketing licence has been suspended while further reviews and tests are performed. We are also cooperating with healthcare providers, patient groups and NGOs and will establish registries to enable follow-up of patients who may have been exposed to the impurity. Our goal is to safeguard patient welfare and restore supplies of Viracept as quickly as possible.

Valcyte (valganciclovir) and Cymevene (ganciclovir), the world's leading treatments for the prevention and treatment of cytomegalovirus disease in transplant patients and people with HIV/AIDS, continued the strong growth seen in 2006. Combined sales rose 17% to 261 million Swiss francs in the first half of 2007, with all markets contributing.

Autoimmune diseases

We are seeing steady adoption of MabThera/Rituxan for rheumatoid arthritis (RA), as doctors gain experience in the treatment of RA patients with this novel antibody-based medicine. New data were recently added to the European prescribing information on the ability of MabThera to significantly slow progression of joint damage in patients who have not been helped by or are unable to tolerate treatment with tumour necrosis factor inhibitors. Phase III studies in patients with earlier-stage RA, one assessing the product's efficacy in preventing structural damage and three others investigating its ability to improve disease signs and symptoms, are progressing as planned. The results of some of these trials are expected early in 2008.

Metabolic diseases

Sales of Bonviva/Boniva (ibandronic acid), available as a once-monthly tablet and three-monthly injection for the treatment of postmenopausal osteoporosis, increased 127% to 374 million Swiss francs. Successful launches in France and Spain earlier this year helped further strengthen European sales. In the US Boniva has widened its share of the oral bisphosphonate market to over 13%.

Sales of Roche's prescription weight-loss medication Xenical (orlistat 120 mg) decreased 8% to 339 million Swiss francs in the first half-year. In February Roche and GlaxoSmithKline Consumer Healthcare signed an agreement giving GSK exclusive rights to market non-prescription formulations of orlistat globally, except in Japan. Under an existing agreement GSK already has the US marketing rights to non-prescription orlistat 60 mg, which it has launched under the brand name *alli*.

Research and development

In the first six months of 2007 the Pharmaceuticals Division filed ten major marketing applications and gained seven major regulatory approvals (see table, p. 12). At the end of June the division's R&D pipeline comprised 112 clinical projects, including 54 new molecular entities (NMEs) and 58 additional indications. Thirty NMEs are currently in phase I, 19 in phase II and three in phase III development; two have been filed for regulatory review. In the first half-year nine projects entered phase II and three entered phase III; three phase II projects were discontinued, one of which reverted to our partner. There were no discontinuations in phase III.

Details of the Roche R&D pipeline are available at www.roche.com/inv_pipeline.

Acquisitions and partnering agreements

Research, licensing and technology collaborations and targeted acquisitions are part of a strategy that aims to leverage Roche's R&D capabilities and pipeline by ensuring broad access to innovation. In the first half of 2007 Roche signed a licensing agreement with Toyama Chemical Co., Ltd for Toyama's novel oral rheumatoid arthritis agent, T-5224, and entered a partnership with Transgene

Major regulatory filings in the first half of 2007[1]

Product	Generic name	Indication and/or dosage form	Country
Avastin	bevacizumab	renal cell carcinoma	EU, Switzerland
		metastatic colorectal cancer, first line, combination with oxaliplatin	EU, Switzerland
Tamiflu	oseltamivir	lower-strength capsules for use in children	EU, USA, Switzerland
Xeloda	capecitabine	metastatic colorectal cancer, first and second line, combination treatment	EU, USA, Switzerland

Major regulatory approvals in the first half of 2007[1]

Avastin	bevacizumab	metastatic breast cancer, first line	EU
		advanced or recurrent colorectal cancer	Japan
Herceptin	trastuzumab	combination with hormonal therapy in HER-positive and hormone receptor co-positive metastatic breast cancer	EU
Copegus	ribavirin	chronic hepatitis C infection, combination with Pegasys	Japan
Tamiflu	oseltamivir	lower-strength capsules for use in children	USA
Tarceva	erlotinib	advanced pancreatic cancer	EU
Xeloda	capecitabine	gastric (stomach) cancer	EU

1) Includes supplemental indications; updated to 2 July 2007.

that gives Roche exclusive worldwide rights to compounds from Transgene's therapeutic vaccine programme against human papillomavirus-mediated diseases. The acquisition in April of Therapeutic Human Polyclonals, Inc. further strengthens our capabilities in the development of enhanced monoclonal antibody therapeutics. In addition, in July we entered into a major alliance with Alnylam Pharmaceuticals, Inc., giving Roche access to Alnylam's novel technology platform for developing RNA interference therapeutics.

Late-stage development activities

Phase III testing of the HER2 dimerisation inhibitor pertuzumab (formerly also called Omnitarg) in patients with breast cancer is scheduled to start towards the end of 2007. The results of phase II clinical trials presented at the ASCO meeting in June show that the drug has substantial antitumour activity in patients with pretreated metastatic HER2-positive breast cancer when given with Herceptin.

Mircera, Roche's novel continuous erythropoietin receptor activator, has a unique mechanism of action that differentiates it from existing erythropoiesis-stimulating agents (ESAs). In May Roche received an approvable letter from the US Food and Drug Administration (FDA) for Mircera for the treatment of anemia associated with chronic renal (kidney) disease using twice-monthly administration for correction of untreated anemia and monthly and twice-monthly maintenance doses. The FDA has also issued a draft label (prescribing information), which we anticipate will be finalised (including an updated class label) based on the outcome of an FDA review of the use in kidney patients of currently marketed ESAs in the US: the agency's Cardiovascular and Renal Drugs Advisory Committee is scheduled to meet in September. The FDA does not require further clinical studies with Mircera before approval. Also in May the EU authorities (CHMP) issued a positive opinion for Mircera for the treatment of anemia associated with chronic kidney disease using twice-monthly administration for correction of anemia and monthly maintenance doses.

Roche is continuing the development of the product in the oncology setting. We are currently evaluating data from five phase I and II trials in patients with chemotherapy-induced anemia. These include

a trial in patients with non-small cell lung cancer that was stopped in the second quarter of 2007 due to an imbalance in outcomes in the different treatment groups that does not appear to be related to the dosing of the study medications. Our development plans will also incorporate guidance from an FDA expert review in May of the use of existing ESAs in cancer patients and a similar EMEA review scheduled for July.

Actemra (tocilizumab), an innovative IL-6 receptor inhibitor in development as a novel treatment for rheumatoid arthritis, passed another significant milestone with the announcement in June and July of positive results from the second and third of five international phase III studies. These data further confirm the critical role of interleukin 6 in the pathophysiology of RA. Results are expected later this year from the fourth of these trials. Roche plans to file marketing applications for the product in the US and EU towards the end of 2007.

Ocrelizumab, a humanised anti-CD20 monoclonal antibody, is now in phase III development for moderate to severe rheumatoid arthritis. Ocrelizumab is also being investigated as a potential treatment for other autoimmune diseases, including systemic lupus erythematosus (SLE) and multiple sclerosis. Phase III studies in SLE are expected to begin later this year.

Development of R1658, a cholesteryl ester transfer protein (CETP) inhibitor licensed from Japan Tobacco, remains on schedule. Roche is currently reviewing phase II data for the compound, which is being investigated as a potential therapy to reduce cardiovascular risk by raising levels of 'good cholesterol', or HDL. We expect to make a decision on development plans for R1658 later this year.

Key figures: Diagnostics Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	4,559	7	5	100
– Professional Diagnostics	2,110	8	6	46
– Diabetes Care	1,544	8	6	34
– Molecular Diagnostics	574	–3	–2	13
– Applied Science	331	9	9	7
EBITDA	1,389	4	3	30.5
Operating profit	949	4	3	20.8

Diagnostics

Roche Diagnostics is the world's leading supplier of in-vitro diagnostics: products used to test human body fluids and tissues to obtain key information for the diagnosis, prevention and treatment of disease. The division is also a supplier of innovative solutions for medical and biotechnology research. Its portfolio ranges from home blood glucose monitoring products for people with diabetes and point-of-care testing devices for use in doctors' offices to high-throughput laboratory systems for hospitals and state-of-the-art instruments for genetic research.

Sales by region



Europe/Middle East/ Africa 56% *(+5%)*
Japan 4% *(–1%)*
Asia-Pacific 8% *(+18%)*
Others 1% *(–61%)*
Latin America 5% *(+15%)*
North America 26% *(+5%)*

Italics = growth rate

Given today's increasingly cost-conscious healthcare markets, Roche Diagnostics is pursuing projects in a growing number of areas to make healthcare better, safer and more cost-effective. One promising new area for the division is patient stratification testing. By identifying patients who are likely to respond to a particular medicine, or those at an increased risk of side effects, stratification tests can guide selection of the best available treatment, thus contributing to more personalised care, and they can also speed development of important new medicines.

Solid sales growth continues

Roche Diagnostics' sales for the first six months of 2007 totalled 4.6 billion Swiss francs, an increase of 5% in local currencies (7% in Swiss francs) over the same period in 2006[1]. The division's Professional Diagnostics, Diabetes Care and Applied Science businesses all posted solid single-digit sales increases. As expected, Roche Molecular Diagnostics continued to be affected by a decline in its industrial reagents segment. All regions except Japan contributed to growth, with sales advancing at double-digit rates in Latin America and Asia–Pacific, and European and North-American sales showing single-digit gains. As previously announced, the transactions to acquire 454 Life Sciences and BioVeris Corporation were completed in May and June, respectively. Also in June, Roche signed an acquisition agreement with NimbleGen Systems, Inc., a leading supplier of high-density microarrays, and commenced a tender offer to acquire Ventana Medical Systems, Inc. The acquisition of Ventana Medical Systems, if completed, will mark Roche's entry into tissue-based diagnostics and be an important step in the Group's strategy of delivering personalised healthcare solutions to patients.

1) Unless otherwise stated, all growth rates are in local currencies.

Divisional operating profit rose 3% to 949 million Swiss francs, while the operating profit margin declined 0.5 percentage points to 20.8%. The margin decrease, which was in line with expectations, resulted from investments in launch activities and also higher costs of sales due to changes in the product mix and costs of instrument placements. EBITDA[2] totalled 1.4 billion Swiss francs, or 30.5% of sales, compared with 31.2% in the first six months of 2006. This was well above the industry average. For more information on divisional operating results, see the *Financial Review* (p. 17).

Professional Diagnostics – Roche acquires BioVeris Corporation

Sales by Roche Professional Diagnostics (formerly Centralized Diagnostics and Near Patient Testing) rose 6%, fuelled by strong immunoassay sales. The immunochemistry business continued to grow twice as fast as the market, with interim sales advancing 11%. Thyroid and cardiac assays were among the products driving growth. Sales of clinical chemistry products increased in line with market growth.

In January Roche introduced the cobas e 411 immunoassay analyser, the first of the new cobas 4000 series of instruments for low-volume laboratories. It joins the cobas 6000 series of clinical chemistry and immunoassay analysers, launched last year for medium-volume laboratories.

In June Roche acquired BioVeris Corporation for approximately 600 million US dollars, following clearance by the US authorities. This strengthens Roche Diagnostics' important and rapidly growing immunochemistry business by expanding it into new segments such as life science research, drug development and clinical trials. The global market for heterogeneous immunoassays, which is currently valued at 5.8 billion US dollars, is growing more than twice as fast as clinical chemistry. The transaction gives Roche ownership of the complete patent estate for the electrochemiluminescence (ECL) technology deployed in the Elecsys product line. ECL offers distinct advantages over other detection technologies, including enhanced sensitivity, broad measuring ranges and fast results.

2) Earnings before financial income, financing costs, tax, depreciation and amortisation, including impairment.

Products for decentralised testing continue to contribute to the overall growth of this business area. The underlying growth of the coagulation self-monitoring business remains strong thanks to the CoaguChek platform. Sales of point-of-care cardiac assays accelerated further, particularly in Europe, following the February launch of the handheld cobas h 232 cardiovascular diagnostic system. Sales of blood gas systems rebounded in the first six months, helped by a strong focus on quality initiatives and successful major tenders in several countries. The strong upward trend in sales of hospital glucose testing products continued.

Diabetes Care – strong growth maintained

Roche Diabetes Care further strengthened its leading market position, with sales in the first half-year rising at a slightly above-market growth rate of 6%. The Accu-Chek Aviva, Accu-Chek Go and Accu-Chek Compact blood glucose monitoring systems were the main growth drivers. Roche's comprehensive, 'Circle of Care' diabetes management portfolio, which includes data management tools as well as glucose monitoring and insulin delivery devices, is well accepted by healthcare providers and people with diabetes. With our Accu-Chek Compact Plus and Accu-Chek Integra devices, we remain the leader in the market for integrated blood glucose monitoring systems. North American sales maintained momentum, advancing at a double-digit rate for the half-year. The Accu-Chek Spirit insulin pump, launched in the United States during the fourth quarter of 2006, has been well received in the US market and contributed to North American revenue growth. Sales grew strongly in Latin America and Asia-Pacific, where the Accu-Chek Spirit was launched in China and Korea. The global rollout of the new Accu-Chek Performa continued with launches in New Zealand and South Africa.

Molecular Diagnostics – automated HIV test launched in the United States

Roche Molecular Diagnostics maintained its market leadership despite the fact that revenues declined 2% due to a downturn in the industrial reagents segment. Excluding industrial sales, interim revenues rose 4%. Virology, the business area's largest segment, grew by 6%, driven by continued placements of the automated Cobas AmpliPrep/Cobas TaqMan platform in Europe and

Asia–Pacific. A new HIV test for this platform was approved by the US Food and Drug Administration (FDA) in May and was promptly launched in the key US market. A supply agreement for the test has already been signed with a major US lab customer. Sales in Molecular Diagnostics' second-largest segment, blood screening, remained flat.

Sales in Europe and Asia-Pacific grew in line with the market. In Japan regulatory approval of automated Cobas AmpliPrep/Cobas TaqMan tests for HIV and the hepatitis B and C viruses (HBV, HCV) is expected to spur additional growth. The HBV and HCV tests were approved there in June, and the filing for the HIV test is now in the final stages of review. In the United States FDA reviews are under way of key tests for the virology segment (HBV, HCV), blood screening (West Nile virus and a multiplex assay for HIV, HBV and HCV) and women's health (human papillomavirus). Development of microarray-based oncology tests for leukemia, lymphoma and mutations of the p53 tumour suppressor gene is progressing on schedule, as is work on companion diagnostics for oncology drugs such as our pertuzumab.

Applied Science – life science research products deliver strong growth

Roche Applied Science posted a strong, 9% sales increase, led by sales of the LightCycler 480, Genome Sequencer 20 and Genome Sequencer FLX systems and research reagents. The fast, innovative Genome Sequencer systems are establishing themselves in an expanding range of applications.

The acquisition of 454 Life Sciences, completed in late May, has strengthened our position as a key player in the sequencing market. Roche and 454 Life Sciences collaborated under a joint research and marketing agreement prior to the acquisition.

The proposed acquisition of NimbleGen Systems, Inc., announced in June, will take Roche's strategy of reinforcing its position as a complete solution provider in genomics research another step forward, by expanding activities into the microarray segment. This new segment will complement Roche Diagnostics' existing portfolio of genomic research tools. Subject to regulatory clearance, the transaction is expected to close in the third quarter of this year.

Operating results

Group operating results

Sales (continuing businesses)


in billions of CHF
% LC growth
2007
+15.4
2006
+15.6
2005
+16.9
0
5
10
15
20

Operating profit


in billions of CHF
% of sales
32.8
29.2
26.8
0
2
4
6

The 2007 interim results show continuing strong operating performance both at a sales and an operating profit margin level, with the main impetus coming from the Pharmaceuticals Division.

Total sales grew by 15% in local currencies (15% in Swiss francs; 19% in US dollars) to 22.8 billion Swiss francs, with the Pharmaceuticals Division representing 80% of Group sales and the Diagnostics Division contributing 20%. The sales increase of 3.0 billion Swiss francs compared to the first six months of 2006 was achieved through organic growth. Demand for the Group's oncology drugs Herceptin, Avastin, MabThera/Rituxan, Tarceva and Xeloda continued to be strong. Additional growth drivers in the Pharmaceuticals Division were the ophthalmology drug Lucentis, the anti-influenza drug Tamiflu, Bonviva/Boniva in metabolism/bone, CellCept in transplantation and Pegasys in virology. In the Diagnostics Division the main growth areas were Professional Diagnostics and Diabetes Care, with both business areas growing above their respective markets.

The Group's operating profit increased by 27% in local currencies to 7.5 billion Swiss francs. The corresponding operating profit margin grew by 3.6 percentage points to 32.8%, driven by the increase in Pharmaceuticals of 4.1 percentage points, whereas the margin in Diagnostics declined by 0.5 percentage points. This margin growth was achieved at the same time the Group continued to increase investments in launch and pre-launch activities as well as in the strong development pipeline. The decrease in the Diagnostics margin was primarily due to continued investments in product launches and instrument placements.

The exchange rate impact on sales and operating profit growth as expressed in Swiss francs was moderate, with Swiss-franc sales growth being equal to local-currency growth, while Swiss-franc operating profit growth was around two percentage points higher. In the first half of 2007 the average exchange rate for the euro was 5% higher than in the comparative period while the US dollar was 3% lower, and the Japanese yen lost around 7%.

Group operating results for the six months ended 30 June 2007

	Pharmaceuticals (mCHF)	Diagnostics (mCHF)	Corporate (mCHF)	Group (mCHF)
Sales	18,268	4,559	-	22,827
Operating profit	6,640	949	(112)	7,477
- margin, % of sales	36.3	20.8	-	32.8
EBITDA	7,424	1,389	(110)	8,703
- margin, % of sales	40.6	30.5	-	38.1

Group operating results – Development of results compared to the six months ended 30 June 2006

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales				
- % increase in local currencies	+18	+5	-	+15
Operating profit				
- % increase in local currencies	+31	+3	-7	+27
- margin: percentage point increase	+4.1	-0.5	-	+3.6
EBITDA				
- % increase in local currencies	+26	+3	-8	+22
- margin: percentage point increase	+3.1	-0.7	-	+2.5

Pharmaceuticals operating results

The Pharmaceuticals Division increased its sales strongly by 18% in local currencies (17% in Swiss francs; 21% in US dollars) to 18.3 billion Swiss francs, outpacing global market growth by a factor of almost three. Operating profit was 6.6 billion Swiss francs, representing growth of 31% in local currencies, and the corresponding margin increased by 4.1 percentage points to 36.3%.

Marketing costs increased although by significantly less than the growth in sales. The increase reflects support costs for the growing oncology portfolio with broader indications particularly for Avastin, as well as investments for the launch of Bonviva/Boniva and Lucentis, re-launch of Tamiflu for seasonal use, and pre-launch of Mircera. Research and development expenses grew by more than the increase in sales. The significant investments in the strong pipeline reflect the expanded portfolio and the large number of clinical trials.

Pharmaceuticals Division results for the six months ended 30 June

	2007 (mCHF)	2006 (mCHF)	% change (CHF)	% change (local currencies)
Sales	18,268	15,577	+17	+18
Royalties and other operating income	1,100	636	+73	+78
Cost of sales	(3,715)	(3,160)	+18	+20
Marketing and distribution	(4,462)	(4,187)	+7	+8
Research and development	(3,276)	(2,736)	+20	+22
General and administration	(944)	(786)	+20	+23
Amortisation and impairment of intangible assets	(331)	(328)	+1	+3
Operating profit	6,640	5,016	+32	+31
– margin, % of sales	36.3	32.2	+4.1	
EBITDA	7,424	5,847	+27	+26
– margin, % of sales	40.6	37.5	+3.1	

Sales: The major growth drivers were key products in the therapeutic areas oncology, ophthalmology, virology (including Tamiflu), metabolism/bone and transplantation. Sales in the therapeutic area renal anemia decreased mainly as a result of lower Epogin sales in Japan following a change in the reimbursement system.

Pharmaceuticals Division – Sales by therapeutic area for the six months ended 30 June 2007

Therapeutic area	Sales (mCHF)	% of sales	% change (local currencies)
Oncology	8,826	48	+22
Inflammation/Autoimmune/Transplantation	1,489	8	+15
Virology	2,766	8[1]/15	+4[1]/+18
Metabolism/Bone	1,209	7	+18
Renal anemia	775	4	–6
Others	3,203	18	+17
Total	18,268	100	+18

1) Excluding Tamiflu.

In the first half of 2007 the Top 20 Pharmaceuticals products, which represented 84% of the Pharmaceuticals portfolio, grew 24% with almost all products showing sales growth. Of the Top 20 products only four (Kytril, NeoRecormon/Epogin, Xenical and Rocephin) were in decline, mainly due to patent expiry and strong competition. The decline of 6% of all other products is primarily due to generic erosion and sales returns following the recall of Viracept on 6 June 2007.

The sales growth of the Pharmaceuticals Division was driven by ten products: Herceptin, Avastin, Lucentis, MabThera/Rituxan, Tamiflu, Bonviva/Boniva, Tarceva, CellCept, Pegasys and Xeloda. These products represent 66% of total sales (first half 2006: 59%; first half 2005: 47%) and together generated 2.9 billion Swiss francs of additional sales compared to the first half of 2006. Tamiflu sales were driven by government pandemic stockpiling and corporate pandemic sales.

Pharmaceuticals Division – Sales of Top 20 products for the six months ended 30 June 2007

Product	Sales (mCHF)	% of sales	% change (local currencies)	Franchise
MabThera/Rituxan	2,704	15	+16	Oncology/IAT[1]
Herceptin	2,382	13	+30	Oncology
Avastin	1,909	11	+40	Oncology
Tamiflu	1,316	7	+39	Virology
NeoRecormon/Epogin	1,066	6	-4	Anemia, Oncology
CellCept	979	5	+10	IAT[1]
Pegasys	807	4	+11	Virology
Xeloda	549	3	+16	Oncology
Lucentis	524	3	+4,022	Ophthalmology
Tarceva	503	3	+37	Oncology
Bonviva/Boniva	374	2	+127	Metabolism/Bone
Xenical	339	2	-8	Metabolism/Bone
Xolair	284	2	+14	Respiratory diseases
Valcyte/Cymevene	261	2	+17	Virology
Nutropin	239	1	+1	Metabolism/Bone
Pulmozyme	231	1	+9	Respiratory diseases
Kytril	205	1	-17	Oncology
Rocephin	204	1	-4	Infectious diseases
Activase/TNKase	202	1	+18	Cardiovascular diseases
Neutrogin	195	1	+11	Oncology
Total Top 20 products	15,273	84	+24	
Other products	2,995	16	-6	
Total	18,268	100	+18	

1) Inflammation/Autoimmune/Transplantation.

Sales by region: Sales continued to grow across all regions, particularly in North America and Europe. North American sales grew more than three times the market rate, driven by products marketed by Genentech (Lucentis, Avastin, MabThera/Rituxan) as well as the Roche Pharmaceuticals products Tamiflu, Bonviva/Boniva and CellCept. Roche Pharmaceuticals continued to gain market share in Europe, driven by further strong sales growth of Herceptin, MabThera/Rituxan, Avastin, the newly launched Bonviva/Boniva and Tarceva. Tamiflu sales in Europe and Japan also increased mainly due to government pandemic sales. In Japan this compensated for the impacts of normal biennial price cuts which became effective 1 April 2006.

Pharmaceuticals Division – Sales by regions for the six months ended 30 June 2007

Region	Sales (mCHF)	% of sales	% change (local currencies)
North America	7,668	42	+24
Europe	6,170	34	+16
Japan	1,674	9	+7
Other regions	2,756	15	+15
Total	18,268	100	+18

Royalties and other operating income: The increase of 464 million Swiss francs, or 78% in local currencies, was mainly due to an increase in the underlying royalty income stream together with particularly high out-licensing income. This includes an increase of 129 million Swiss francs in the income from out-licensing the US orlistat OTC rights to GlaxoSmithKline and also 80 million Swiss francs of income recorded by Genentech as part of a new third-party collaboration agreement. Gains on product divestments were also significantly higher compared to the first half of 2006 and include a gain of 59 million Swiss francs from the disposal of several cardiovascular products as part of the continuous realignment of the product portfolio.

Cost of sales: The increase of 20% in local currencies was above the increase in sales as a result of the 36% increase in royalty expenses on product sales. These expenses increased to 996 million Swiss francs (2006: 752 million Swiss francs), driven by the success of Herceptin, Tamiflu and CellCept. Cost of sales also includes the gross profit share to GlaxoSmithKline, which has increased to 167 million Swiss francs (2006: 76 million Swiss francs) following increased Bonviva/Boniva sales, and also 115 million Swiss francs of costs for the Viracept recall. These factors were largely compensated for by manufacturing efficiencies and some product mix effects.

Marketing and distribution: The increase of 8% in local currencies was below sales growth. A major factor was the support for the strong oncology portfolio, notably for Avastin in lung and breast cancer indications as well as Tarceva in pancreatic cancer in Europe. Other main areas of focus were Pegasys and Bonviva/Boniva. In addition there were pre-launch costs for Mircera in the US and in Japan the sales force was significantly increased in preparation for the launches of Avastin, Tarceva and Actemra. In addition Tamiflu's use in both seasonal flu and pandemic planning has been further promoted. Marketing and distribution costs also include Genentech's collaboration profit-sharing expenses with its partners Biogen Idec, Novartis and OSI. These costs increased to 650 million Swiss francs (2006: 616 million Swiss francs) due to increased sales of MabThera/Rituxan, Xolair and Tarceva, respectively. Marketing and distribution costs as a percentage of sales were 24.4% (2006: 26.9%), despite increased Genentech collaboration profit-sharing expenses. Excluding this, the percentages are 20.9% and 22.9%, respectively.

Research and development: The increase of 540 million Swiss francs, or 22% in local currencies, to almost 3.3 billion Swiss francs reflects higher spending on the increased portfolio size and late-stage clinical trials. Significant work took place on late-stage projects driven by the many potential line extensions, especially for Avastin in oncology and for MabThera/Rituxan and Actemra in rheumatoid arthritis. Research and development costs as a percentage of sales were 17.9% compared to 17.6% in the first half of 2006 and 17.8% in the second half of 2006. In addition the Pharmaceuticals Division in total spent 423 million Swiss francs on the in-licensing of pipeline compounds and technologies, which are capitalised as intangible assets as required by IFRS, and a further 69 million Swiss francs on the acquisition of the biotechnology company THP. In total the division spent 3.8 billion Swiss francs on internal and purchased R&D from in-licensing and other alliance deals, representing 21% of sales.

General and administration: The overall increase of 158 million Swiss francs or 23% in local currencies was due to a variety of factors. These include a project to harmonise the business processes and SAP systems across Europe as well as to establish a European shared service centre in Budapest. Legal expenses were substantially higher compared to the first half of 2006 and in addition the net gains/losses on the disposal of property, plant and equipment were lower. Excluding these items, general and administration costs increased by 10% in local currencies, mainly due to the growth of the business at Genentech and in Eastern Europe.

Amortisation and impairment of intangible assets: The increase of 3% in local currencies was due to an impairment charge of 16 million Swiss francs, which related to the decision to terminate the development of one compound with Maxygen.

Pharmaceuticals sub-divisional results for the six months ended 30 June

2007	Sales (mCHF)	EBITDA (mCHF)	EBITDA as % of sales	Operating profit (mCHF)	Operating profit as % of sales
Roche Pharmaceuticals	11,367	4,079	35.9	3,605	31.7
Genentech	5,227	2,940	56.2	2,701	51.7
Chugai	1,674	405	24.2	334	20.0
Pharmaceuticals Division	18,268	7,424	40.6	6,640	36.3
2006					
Roche Pharmaceuticals	9,670	3,576	37.0	3,054	31.6
Genentech	4,223	1,916	45.4	1,686	39.9
Chugai	1,684	355	21.1	276	16.4
Pharmaceuticals Division	15,577	5,847	37.5	5,016	32.2

Roche Pharmaceuticals: Sales increased strongly by 16% in local currencies and the operating profit margin improved slightly by 0.1 percentage points to 31.7%. Positive developments such as increased income from out-licensing and product disposals and a lower marketing and distribution cost ratio compensated for the impact of higher expenses to alliance and collaboration partners, which include royalty expenses to third parties of 713 million Swiss francs and to Genentech of 671 million Swiss francs as well as profit sharing arrangements and also higher general and administration costs. Moreover, Roche Pharmaceuticals continued to significantly increase its investments in research and development. Costs of 115 million Swiss francs for sales returns and inventory provisions were recorded following the recall of Viracept announced on 6 June 2007.

Genentech: Sales grew by 28% in local currency. The operating profit margin significantly improved by 11.8 percentage points to 51.7%, mainly driven by substantially higher royalty and other operating income from third parties, by royalty income from Roche Pharmaceuticals and also by the growth in marketing and distribution expenses being considerably below sales growth.

Chugai: Sales increased 7% in local currencies, driven primarily by governmental Tamiflu pandemic stockpiling in the first half of 2007. Excluding Tamiflu, Chugai's sales rose by 2% in local currencies, which is more than market growth in Japan, despite the biennial price cuts effective 1 April 2006. Operating profit at Chugai increased by 40% in local currency driven by out-licensing income from third parties and from Roche Pharmaceuticals. This more than offsets an unfavourable product mix impact driven by an increased share of Tamiflu government pandemic sales. Overall this resulted in an increase of 3.6 percentage points in the operating profit margin to 20.0%.

Additional information on the Pharmaceuticals Division's sub-divisional results is given in Note 2 to the Interim Financial Statements and further information on Genentech and Chugai is given in Notes 3 and 4.

Diagnostics operating results

The Diagnostics Division increased sales to 4.6 billion Swiss francs, growing 5% in local currencies (7% in Swiss francs; 10% in US dollars) while maintaining its leading market position. The operating profit increased by 3% in local currencies to 949 million Swiss francs. Although there was a margin decline of 0.5 percentage points to 20.8%, the cash generation of the business remains well above industry average with an EBITDA margin of 30.5%. The lower operating margin was primarily due to continued investments in product launches and also a higher cost of sales due to changes in the product mix and costs of instrument placements. General and administration costs were higher than in the interim period of 2006, mainly due to the non-recurrence in 2007 of settlement income. During the interim period the division completed the acquisition of BioVeris and 454 Life Sciences for a total consideration of 933 million Swiss francs.

Diagnostics Division results for the six months ended 30 June

	2007 (mCHF)	2006 (mCHF)	% change (CHF)		% change (local currencies)
Sales	4,559	4,272	+7	□	+5
Royalties and other operating income	91	91	0		0
Cost of sales	(1,914)	(1,774)	+8	□	+6
Marketing and distribution	(1,090)	(1,021)	+7	□	+6
Research and development	(359)	(327)	+10	□	+9
General and administration	(181)	(165)	+10	□	+9
Amortisation and impairment of intangible assets	(157)	(166)	-5	■	-6
Operating profit	949	910	+4	□	+3
- margin, % of sales	20.8	21.3	-0.5		
EBITDA	1,389	1,333	+4	□	+3
- margin, % of sales	30.5	31.2	-0.7		

Sales: Major drivers of sales growth were Professional Diagnostics leveraged by Immunodiagnostics and Clinical Chemistry and Diabetes Care, driven by the renewed Accu-Chek portfolio and the Applied Science business entry into the sequencing business. Molecular Diagnostics' sales declined by 2%, driven by substantially lower sales in the US Industrial business. Excluding this part of the business, Molecular Diagnostics sales grew 4%.

Diagnostics Division – Sales by business area for the six months ended 30 June 2007

Business area	Sales (mCHF)	% of sales	% change (local currencies)
Diabetes Care	1,544	34	+6
Professional Diagnostics	2,110	46	+6
- of which Immunochemistry	*617*	*14*	*+11*
Molecular Diagnostics	574	13	-2
Applied Science	331	7	+9
Total	4,559	100	+5

Sales by regions: Sales continued to grow ahead or in line with the market in all regions. In North America Diabetes Care grew at 10% which was above the market rate. Growth was also particularly strong in Latin America.

Diagnostics Division – Sales by regions for the six months ended 30 June 2007

Region	Sales (mCHF)	% of sales	% change (local currencies)
North America	1,194	26	+5
EMEA[1]	2,551	56	+5
Latin America	240	5	+15
Japan	189	4	-1
Other regions	385	9	+6
Total	4,559	100	+5

1) Europe, Middle East and Africa.

Royalties and other operating income: Income of 91 million Swiss francs was in line with the comparative period in 2006. Lower royalty income due to the expiration of foundational PCR patents in most countries outside the US as of March 2006 was compensated by higher out-licensing income.

Cost of sales: The overall increase of 6% in local currencies was slightly higher than sales growth. This was a result of impact of business area mix, product mix shifts towards instruments and higher depreciation and technical service expenses resulting from the significantly increased leased-out instruments base. Royalty expenses on product sales increased by 10% to 128 million Swiss francs in 2007, primarily driven by Immunodiagnostics and Virology. Cost of sales as a percentage to sales increased to 42.0% from 41.5% in the first half of 2006.

Marketing and distribution: The increase of 6% in local currencies was mainly due to investments in new product launches. Marketing and distribution as a percentage of sales remained stable at 23.9% compared to the first half of 2006 and 24.0% in the second hall of 2006.

Research and development: Costs increased by 9% in local currencies reflecting investments in a number of projects reaching the full investment phase. As a percentage of sales, research and development costs increased to 7.9% from 7.7% in the first half of 2006. Research and development expenses as a percentage of sales in the second half of 2006 were 8.3%.

General and administration: General and administration costs increased by 9% in local currencies. There was a net positive effect of 30 million Swiss francs from BioVeris as post-acquisition restructuring expenses were more than compensated for by the reversal of no longer needed royalty accruals. The comparative period of 2006 included income from settlement agreements.

Amortisation and impairment of intangible assets: Costs of 157 million Swiss francs were 6% below the comparative period in local currencies. The acquisitions of 454 Life Sciences and BioVeris were made late in the second quarter and so have little impact on half-year amortisation expenses.

Corporate operating costs

General and administration: Costs in the interim period were 7% lower in local currencies at 112 million Swiss francs (121 million Swiss francs in 2006).

Non-operating results

Non-operating results for the six months ended 30 June

	2007 (mCHF)	2006 (mCHF)	% change (CHF)
Operating profit	7,477	5,805	+29
Associated companies	-	-	n/a
Financial income	979	902	+9
Financing costs	(479)	(478)	0
Profit before taxes	7,977	6,229	+28
Income taxes	(2,115)	(1,701)	+24
Profit from continuing businesses	5,862	4,528	+29
Profit from discontinued businesses	–	15	-100
Net income	5,862	4,543	+29
Attributable to			
- Roche shareholders	4,919	3,971	+24
- Minority interests	943	572	+65

During 2007 the Group's treasury operations delivered a positive net financial income, with net income from financial assets and foreign exchange management exceeding financing costs by 500 million Swiss francs. The Group's effective tax rate declined to 26.5% compared to 27.3% in the comparative period in 2006, despite an increased pre-tax profit contribution from Genentech. Net income increased due to the combination of positive developments on the operating, financial and tax lines.

Net financial income *in millions of CHF*


Financing costs
Financial income
Net financial income
2007
2006
2005
-600 -400 -200 0 200 400 600 800 1,000
0 100 200 300 400 500
500
424
85

Financial income: Financial income was 979 million Swiss francs, improving 9% compared to the first six months of 2006. Interest income and income from debt securities were 536 million Swiss, up 60% due to higher holdings and increases in interest rates. Net income from equity securities was 149 million Swiss francs compared to 241 million Swiss francs in 2006. Funds continue to be invested with a conservative risk profile. Expected returns on pension plan assets were 335 million Swiss francs, up 5% compared to 2006. Net foreign exchange losses were 27 million Swiss francs compared to losses of 19 million Swiss francs in 2006. A full analysis of financial income is given in Note 6 to the Interim Financial Statements.

Financing costs: Financing costs were 479 million Swiss francs in line with the first half of 2006. The increase in interest rates had only a small impact on financing costs, as most of the outstanding debt has fixed interest rates. Amortisation of debt discounts was 16 million Swiss francs lower, following the partial conversion of 'LYONs V' notes. The gain from favourable market value movements on the debt instruments designated as 'fair-value-through-profit-or-loss' was 14 million Swiss francs, down from 46 million Swiss francs in 2006. A full analysis of financing costs is given in Note 6 to the Interim Financial Statements.

Income taxes: The Group's effective tax rate declined to 26.5% compared to the interim 2006 rate of 27.3%. The increasing pre-tax profit contribution from Genentech acted to increase the overall Group tax rate. However this was offset by a fall in the effective tax rate at Genentech to 39.3% from 41.8%. Excluding Genentech and Chugai, the underlying effective tax rate is 17.1%, which is lower than the equivalent rate in the first half of 2006 (20.1%). This reflects the Group's on-going efforts to optimise its tax structure and also certain one-time effects in the first half of 2007. An analysis of the effective tax rate is given in Note 7 to the Interim Financial Statements.

Discontinued businesses: There were no discontinued operations in 2007. The comparative results showing a small release of no longer required provisions from the finalisation of the divestments of the vitamins and OTC businesses. Further information is given in Note 9 to the Interim Financial Statements.

Net income *in billions of CHF*


2007
2006
2005
5.9
4.5
3.3
0 2 4 6

Core EPS *in CHF*


0 2 4 6
5.95
4.90
3.80

Net income: In the first six months of 2007 Group net income increased by 29% to 5.9 billion Swiss francs. Net income attributable to Roche shareholders was 24% higher while the share of net income attributable to minorities increased by 65%. The higher increase in minority interests is due to the increased contribution from Genentech. Of the total 943 million Swiss francs minority interests, 820 million Swiss francs are attributable to Genentech minority interests and 112 million Swiss francs to Chugai minority interests.

Diluted EPS for the six months ended 30 June

	2007 (CHF)	2006 (CHF)	% change
Group	5.62	4.58	+23
Core	5.95	4.90	+21

Earnings per share: The increase in diluted EPS was due to the increase in net income attributable to Roche shareholders, as described above. The Core EPS, which excludes amortisation and impairment of intangible assets, increased by 21%. Supplementary net income and EPS information is given on page 48. This includes calculations of Core EPS and reconciles these to the Group's published IFRS results.

Cash flows and net cash

Cash flows from operating activities (before income taxes) *in billions of CHF*



2007
7.6
2006
5.7
2005
5.1
0
2
4
6
8

Net cash *in billions of CHF*



15.6
12.0
8.4
0
2
4
6
8
10
12
14
16

Condensed cash flow statement for the six months ended 30 June

	2007 (mCHF)	2006 (mCHF)
Cash generated from operations	9,328	7,580
(Increase) decrease in working capital	(1,101)	(1,434)
Other operating cash flows	(645)	(476)
Operating activities before income taxes	7,582	5,670
Income taxes paid (all activities)	(2,728)	(1,497)
Operating activities	4,854	4,173
Investing activities	593	(1,461)
Financing activities	(4,070)	(3,246)
Net effect of currency translation on cash	25	(151)
Increase (decrease) in cash	1,402	(685)

A full consolidated cash flow statement is given on page 31 of the Interim Financial Statements.

Operating cash flows: The Group's business operations continued to show strong cash generation of 9.3 billion Swiss francs, driven by continued growth in EBITDA. The development of the business led to an increase in working capital, mainly in inventories. Payments of income taxes were higher by 1.2 billion Swiss francs, of which 0.4 billion Swiss francs relates to Genentech. The remaining 0.8 billion Swiss francs represents tax payments from the increased taxable profits in 2006 and also includes the payment of previously accrued amounts relating to final settlement with the German tax authorities for a number of years up to and including 2006. Overall cash flows from operating activities increased by 16% to 4.9 billion Swiss francs.

Investing cash flows: The largest investing cash flows in 2007 are for expenditure on property, plant and equipment of 1.6 billion Swiss francs. Investing cash flows also include payments made for acquisitions of 1.0 billion Swiss francs, driven by the 0.7 billion Swiss francs consideration for BioVeris. The net cash inflow from purchases and sales of marketable securities was 2.7 billion Swiss francs.

Financing cash flows: Significant financing cash flows in 2007 and 2006 relate to dividend payments and the redemption of debt instruments. Dividends paid in 2007 were 2.9 billion Swiss francs (2006: 2.2 billion Swiss francs) and cash used for the retirement of debt instruments was 0.7 billion Swiss francs in both periods (used to purchase equity instruments to cover partial conversion of the 'LYONs V' notes). Following from the partial conversion of the 'LYONs V' notes the Group reduced its own equity instruments holdings in the first half of 2007, realising a net cash inflow of 0.8 billion Swiss francs (0.8 billion in 2006). Genentech received 0.3 billion Swiss francs from stock option exercises during the first six months of 2007. At the same time Genentech and Chugai both repurchased their own shares for a total of 1.1 billion Swiss francs.

Net cash

	30 June 2007 (mCHF)	31 December 2006 (mCHF)	% change
Cash and cash equivalents	4,612	3,210	+44
Marketable securities	18,649	21,121	-12
Long-term debt	(5,344)	(6,199)	-14
Short-term debt	(2,291)	(2,044)	+12
Net cash	15,626	16,088	-3

Net cash decreased by 0.5 billion Swiss francs during the first six months of 2007. The strong cash inflow from operating activities of 4.8 billion Swiss francs was used for the dividend payments of 2.9 billion Swiss francs and also for capital expenditure. This included acquisitions, primarily of BioVeris, and purchases of property, plant and equipment which totalled 2.7 billion Swiss francs. Genentech and Chugai share repurchases reduced net cash by 1.1 billion Swiss francs, which was partly offset by 0.3 billion Swiss francs received from the exercise of employee stock options.

Balance sheet

Balance sheet *in billions of CHF*



Liabilities
Assets
Net assets (equity)
2007
2006
2005
50.5
46.8
40.2
40
20
0
20
40
60
80
0
20
40

2006 and 2005 as per 31 December.

Condensed balance sheet

	30 June 2007 (mCHF)	31 December 2006 (mCHF)	% change
Property, plant and equipment	17,401	16,417	+6
Goodwill and intangible assets	12,381	11,383	+9
Other non-current assets	5,782	5,719	+1
Cash and marketable securities	23,261	24,331	-4
Other current assets	17,792	16,564	+7
Total assets	76,617	74,414	+3
Debt (current and non-current)	(7,635)	(8,243)	-7
Other non-current liabilities	(8,618)	(8,709)	-1
Other current liabilities	(9,899)	(10,648)	-7
Total liabilities	(26,152)	(27,600)	-5
Total net assets	50,465	46,814	+8
Capital and reserves attributable to Roche shareholders	42,443	39,444	+8
Equity attributable to minority interests	8,022	7,370	+9
Total equity	50,465	46,814	+8

A full consolidated balance sheet is given on page 30 of the Interim Financial Statements.

Non-current assets: Property, plant and equipment increased primarily from capital expenditure on new production facilities by Roche Pharmaceuticals and Genentech. Goodwill and intangible assets increased by 1.0 billion Swiss francs, mainly from the BioVeris and 454 Life Sciences acquisitions and the Group's various in-licensing transactions.

Current assets: Within current assets, inventories and accounts receivable were slightly higher in local currencies, which largely offset the decrease in cash and marketable securities as described above.

Debt: There was a reduction in debt by a further 0.6 billion Swiss francs following debt repayments and the continued conversion of the 'LYONs V' notes.

Other non-current and current liabilities: Most of the decrease of 0.8 million Swiss francs was due to the reduction of income tax liabilities by 0.3 billion Swiss francs and the reduction of 0.2 billion Swiss francs in legal and other provisions following settlements made in 2007.

Total net assets/equity: The most significant movements in equity were the net income of 5.9 billion Swiss francs and the dividend payments of 2.9 billion Swiss francs. Genentech and Chugai share repurchases reduced equity by 1.1 billion Swiss francs, however this was offset by increases in equity of 0.8 billion Swiss francs from the sale of Roche's own equity, together with 0.6 billion Swiss francs from equity compensation plans and currency translation gains of 0.5 billion Swiss francs.

Strong financial condition: The Group remains solidly financed, with equity (including minority interests) representing 66% of total assets and 84% of total assets financed long-term.

Financial risks

Foreign exchange risks: During the first half of 2007 the management of exposures has kept foreign exchange risks at relatively low levels.

Interest rate risk: The Group's outstanding debt has been further reduced during the first half of 2007 through the partial conversion of the 'LYONs V' notes. The comparatively small risks from re-pricing or re-financing were contained at reasonable levels.

Market risk of financial assets: The Group's financial assets are mostly held in highly liquid bonds and money market instruments. The equity allocation in the Group's portfolio of cash and marketable securities is 0.6 billion Swiss francs, or 3% of total cash and marketable securities. This represents a slight decrease compared to 2006 (0.9 billion Swiss francs, or 4% of total cash and marketable securities).

Foreign exchange rates

Exchange rates against the Swiss franc

	30 June 2007	Average to 30 June 2007	31 December 2006	Average to 30 June 2006
1 USD	1.23	1.23	1.22	1.27
1 EUR	1.66	1.63	1.61	1.56
1 GBP	2.47	2.42	2.40	2.27
100 JPY	1.00	1.02	1.03	1.10

In the first half of 2007 compared to the first half of 2006, the euro was 5% higher, while the US dollar was 3% lower and the Japanese yen was 7% lower. These currency fluctuations almost offset each other resulting in only a moderate difference between sales growth and operating profit growth expressed in Swiss francs or in local currencies. In absolute terms, the sensitivity of Group sales to a change of the US dollar against the Swiss franc of 0.01 Swiss francs during the first half of 2007 was approximately 70 million Swiss francs, and the corresponding sensitivities for the euro and yen were approximately 40 million Swiss francs and 18 million Swiss francs, respectively.

International Financial Reporting Standards

The Roche Group has been using International Financial Reporting Standards (IFRS) to report its consolidated results since 1990. The International Accounting Standards Board (IASB) has published a number of new and revised standards and interpretations which the Group has implemented from 1 January 2007. The changes relate mainly to disclosure items in the annual financial statements. Full details of the changes are given in Note 1 to the Interim Financial Statements.

Reference numbers indicate the corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is presented on page 47.

Consolidated income statement for the six months ended 30 June 2007 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales[2]	18,268	4,559	-	22,827
Royalties and other operating income[5]	1,100	91	-	1,191
Cost of sales	(3,715)	(1,914)	-	(5,629)
Marketing and distribution	(4,462)	(1,090)	-	(5,552)
Research and development[2]	(3,276)	(359)	-	(3,635)
General and administration	(944)	(181)	(112)	(1,237)
Amortisation and impairment of intangible assets[2]	(331)	(157)	-	(488)
Operating profit[2]	6,640	949	(112)	7,477
Associated companies				-
Financial income[6]				979
Financing costs[6]				(479)
Profit before taxes				7,977
Income taxes[7]				(2,115)
Net income				5,862
Attributable to				
- Roche shareholders				4,919
- Minority interests				943

Earnings per share and non-voting equity security	Group
Basic (CHF)	5.73
Diluted (CHF)	5.62

Consolidated income statement for the six months ended 30 June 2006 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales[2]	15,577	4,272	-	19,849
Royalties and other operating income[5]	636	91	-	727
Cost of sales	(3,160)	(1,774)	-	(4,934)
Marketing and distribution	(4,187)	(1,021)	-	(5,208)
Research and development[2]	(2,736)	(327)	-	(3,063)
General and administration	(786)	(165)	(121)	(1,072)
Amortisation and impairment of intangible assets[2]	(328)	(166)	-	(494)
Operating profit[2]	5,016	910	(121)	5,805
Associated companies				-
Financial income[6]				902
Financing costs[6]				(478)
Profit before taxes				6,229
Income taxes[7]				(1,701)
Profit from continuing businesses				4,528
Profit from discontinued businesses[9]				15
Net income				4,543
Attributable to				
- Roche shareholders				3,971
- Minority interests				572

Earnings per share and non-voting equity security	Continuing businesses	Group
Basic (CHF)	4.65	4.66
Diluted (CHF)	4.56	4.58

Consolidated balance sheet *in millions of CHF*

	30 June 2007	31 December 2006
Non-current assets		
Property, plant and equipment	17,401	16,417
Goodwill	6,619	5,914
Intangible assets	5,762	5,469
Investments in associated companies	7	7
Financial long-term assets	2,309	2,152
Other long-term assets	688	794
Deferred income tax assets	1,733	1,935
Post-employment benefit assets	1,045	831
Total non-current assets	35,564	33,519
Current assets		
Inventories	6,272	5,592
Accounts receivable	9,660	8,960
Current income tax assets	186	258
Other current assets	1,674	1,754
Marketable securities	18,649	21,121
Cash and cash equivalents	4,612	3,210
Total current assets	41,053	40,895
Total assets	76,617	74,414
Non-current liabilities		
Long-term debt	(5,344)	(6,199)
Deferred income tax liabilities	(1,877)	(2,310)
Post-employment benefit liabilities	(4,199)	(4,221)
Provisions[10]	(1,617)	(1,593)
Other non-current liabilities	(925)	(585)
Total non-current liabilities	(13,962)	(14,908)
Current liabilities		
Short-term debt	(2,291)	(2,044)
Current income tax liabilities	(1,694)	(2,034)
Provisions[10]	(571)	(756)
Accounts payable	(2,128)	(2,213)
Accrued and other current liabilities	(5,506)	(5,645)
Total current liabilities	(12,190)	(12,692)
Total liabilities	(26,152)	(27,600)
Total net assets	50,465	46,814
Equity		
Capital and reserves attributable to Roche shareholders	42,443	39,444
Equity attributable to minority interests	8,022	7,370
Total equity	50,465	46,814

Consolidated cash flow statement *in millions of CHF*

	Six months ended 30 June 2007	2006
Cash flows from operating activities		
Cash generated from operations	9,328	7,580
(Increase) decrease in working capital	(1,101)	(1,434)
Payments made for defined benefit post-employment plans	(193)	(144)
Utilisation of legal provisions	(262)	(24)
Utilisation of environmental and other provisions	(190)	(218)
Other operating cash flows	-	(90)
Cash flows from operating activities, before income taxes paid	7,582	5,670
Income taxes paid	(2,728)	(1,497)
Total cash flows from operating activities	4,854	4,173
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,566)	(1,348)
Purchase of intangible assets	(221)	(80)
Disposal of property, plant and equipment	91	145
Disposal of intangible assets	1	6
Disposal of products[5]	68	3
Business combinations[8]	(977)	-
Divestments of discontinued businesses[9]	-	(5)
Other divestments of subsidiaries	-	-
Interest and dividends received	516	368
Sales of marketable securities	7,990	4,631
Purchases of marketable securities	(5,306)	(5,116)
Other investing cash flows	(3)	(65)
Total cash flows from investing activities	593	(1,461)
Cash flows from financing activities		
Proceeds from issue of debt instruments[11]	-	-
Retirement of debt instruments[11]	(717)	(711)
Increase (decrease) in other long-term debt	6	(594)
Transactions in own equity instruments[12]	819	850
Increase (decrease) in short-term borrowings	(343)	7
Interest and dividends paid	(3,061)	(2,331)
Exercises of equity-settled equity compensation plans	279	234
Genentech and Chugai share repurchases[3,4]	(1,100)	(695)
Other financing cash flows	47	(6)
Total cash flows from financing activities	(4,070)	(3,246)
Net effect of currency translation on cash and cash equivalents	25	(151)
Increase (decrease) in cash and cash equivalents	1,402	(685)
Cash and cash equivalents at beginning of period	3,210	4,228
Cash and cash equivalents at end of period	4,612	3,543

Consolidated statement of recognised income and expense *in millions of CHF*

	Six months ended 30 June 2007	2006
Available-for-sale investments		
- Valuation gains (losses) taken to equity	23	56
- Transferred to income statement on sale or impairment	(111)	(132)
Cash flow hedges		
- Gains (losses) taken to equity	8	(48)
- Transferred to income statement	-	-
- Transferred to the initial balance sheet carrying value of hedged items	-	-
Exchange differences on translation of foreign operations	537	(1,422)
Defined benefit post-employment plans		
- Actuarial gains (losses)	777	(5)
- Limit on asset recognition	(450)	-
Income taxes on items taken directly to or transferred from equity	(118)	40
Net income recognised directly in equity	666	(1,511)
Net income recognised in income statement	5,862	4,543
Total recognised income and expense	6,528	3,032
Attributable to		
- Roche shareholders	5,585	2,846
- Minority interests	943	186
Total	6,528	3,032
Effect of changes in accounting policy attributable to		
- Roche shareholders	-	-
- Minority interests	-	-
Total	-	-

Consolidated statement of changes in equity *in millions of CHF*

	Roche shareholders	Minority interests	Total
Six months ended 30 June 2006			
At 1 January 2006	33,334	6,824	40,158
Net income recognised directly in equity	(1,125)	(386)	(1,511)
Net income recognised in income statement	3,971	572	4,543
Total recognised income and expense	2,846	186	3,032
Dividends paid	(2,152)	(71)	(2,223)
Transactions in own equity instruments	871	-	871
Equity compensation plans	296	205	501
Genentech and Chugai share repurchases[3,4]	(387)	(308)	(695)
Convertible debt instruments[11]	(129)	5	(124)
Changes in minority interests	5	(5)	-
At 30 June 2006	34,684	6,836	41,520
Six months ended 30 June 2007			
At 1 January 2007	39,444	7,370	46,814
Net income recognised directly in equity	666	-	666
Net income recognised in income statement	4,919	943	5,862
Total recognised income and expense	5,585	943	6,528
Dividends paid	(2,930)	(56)	(2,986)
Transactions in own equity instruments	816	-	816
Equity compensation plans	357	280	637
Genentech and Chugai share repurchases[3,4]	(600)	(500)	(1,100)
Convertible debt instruments[11]	(244)	-	(244)
Changes in minority interests	15	(15)	-
At 30 June 2007	42,443	8,022	50,465

Reference numbers indicate the corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is presented on page 47.

1. Accounting policies

Basis of preparation of financial statements

These financial statements are the unaudited interim consolidated financial statements (hereafter 'the Interim Financial Statements') of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group') for the six-month period ended 30 June 2007 (hereafter 'the interim period'). They are prepared in accordance with International Accounting Standard 34 (IAS 34) 'Interim Financial Reporting'. These Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2006 (hereafter 'the Annual Financial Statements'), as they provide an update of previously reported information. They were approved for issue by the Board of Directors on 18 July 2007.

The Interim Financial Statements have been prepared in accordance with the accounting policies set out in the Annual Financial Statements, except for accounting policy changes made after the date of the Annual Financial Statements. The presentation of the Interim Financial Statements is consistent with the Annual Financial Statements, except where noted below. Where necessary, comparative information has been reclassified or expanded from the previously reported Interim Financial Statements to take into account any presentational changes made in the Annual Financial Statements or in these Interim Financial Statements.

The preparation of the Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and the disclosure of contingent liabilities at the date of the Interim Financial Statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the Interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year. Income tax expense is recognised based upon the best estimate of the weighted average income tax rate expected for the full financial year.

Changes in accounting policies

The Group adopted certain new and revised International Financial Reporting Standards and interpretations effective 1 January 2007. A description of those changes that are material to the Group and their effect on the Interim Financial Statements is given below.

IFRS 7: 'Financial Instruments: Disclosures'. The new standard, which replaces IAS 32 'Financial Instruments: Presentation', will require additional disclosure in the Group's 2007 Annual Financial Statements concerning the Group's financial instruments. There are no additional disclosure requirements in the Interim Financial Statements.

IFRS 8: 'Operating Segments'. The new standard, which replaces IAS 14 'Segment Reporting', requires some changes to the methodology and format of segment reporting. The impact on the Group's financial statements will be relatively minor, as the Group has determined that its reportable operating segments under the new standard are the same as the primary business segments under the old standard. The new standard will require additional disclosure in the Group's 2007 Annual Financial Statements. The disclosures in the Interim Financial Statements are unchanged following the implementation of the new standard.

IAS 1 (revised): 'Presentation of Financial Statements: Capital Disclosures'. The revisions to IAS 1 will require additional disclosure in the Group's 2007 Annual Financial Statements concerning the Group's objectives, policies and processes for managing capital. There are no additional disclosure requirements in the Interim Financial Statements.

IAS 23 (revised): 'Borrowing Costs'. The revised standard requires that interest and other borrowing costs incurred with respect to certain qualifying assets are capitalised and included in the carrying value of the assets. Under the Group's previous accounting policy such costs were expensed as interest costs. The Group has applied the new standard prospectively from 1 January 2007 and borrowing costs totalling 23 million Swiss francs were capitalised as property, plant and equipment in the interim period of 2007 which would have been expensed under the previous accounting policy. The comparative results for 2006 have not been restated. Had the new accounting policy been applied in 2006, the Group would have capitalised an additional 15 million Swiss francs as property, plant and equipment in the interim period of 2006 (32 million Swiss francs in the full year 2006) and financing costs would have been lower by these amounts in the respective periods.

2. Operating segment information

Divisional information *in millions of CHF*

Six months ended 30 June	Pharmaceuticals Division 2007	2006	Diagnostics Division 2007	2006	Corporate 2007	2006	Group 2007	2006
Revenues from external customers								
Sales	18,268	15,577	4,559	4,272	-	-	22,827	19,849
Royalties and other operating income	1,100	636	91	91	-	-	1,191	727
Total	19,368	16,213	4,650	4,363	-	-	24,018	20,576
Revenues from other operating segments								
Sales	-	-	2	3	-	-	2	3
Royalties and other operating income	-	-	-	-	-	-	-	-
Elimination of inter-divisional income							(2)	(3)
Total	-	-	2	3	-	-	-	-
Segment results								
Operating profit	6,640	5,016	949	910	(112)	(121)	7,477	5,805
Capital expenditure								
Business combinations	75	-	871	-	-	-	946	-
Additions to property, plant and equipment	1,185	1,208	398	350	1	1	1,584	1,559
Additions to intangible assets	423	80	6	-	-	-	429	80
Total capital expenditure	1,683	1,288	1,275	350	1	1	2,959	1,639
Other segment information								
Depreciation of property, plant and equipment	451	465	283	257	2	2	736	724
Amortisation of intangible assets	315	328	157	166	-	-	472	494
Impairment of property, plant and equipment	2	38	-	-	-	-	2	38
Impairment of goodwill	-	-	-	-	-	-	-	-
Impairment of intangible assets	16	-	-	-	-	-	16	-
Equity compensation plan expenses	297	320	11	22	7	6	315	348
Restructuring expenses	10	9	49	19	-	-	59	28
Research and development costs	3,276	2,736	359	327	-	-	3,635	3,063

Pharmaceuticals sub-divisional information *in millions of CHF*

	Roche Pharmaceuticals		Genentech		Chugai		Pharmaceuticals Division	
Six months ended 30 June	2007	2006	2007	2006	2007	2006	2007	2006
Revenues from external customers								
Sales	11,367	9,670	5,227	4,223	1,674	1,684	18,268	15,577
Royalties and other operating income	472	212	580	413	48	11	1,100	636
Total	11,839	9,882	5,807	4,636	1,722	1,695	19,368	16,213
Revenues from other operating segments								
Sales	350	279	634	166	-	-	984	445
Royalties and other operating income	4	4	694	481	43	-	741	485
Elimination of income within division							(1,725)	(930)
Total	354	283	1,328	647	43	-	-	-
Segment results								
Operating profit	3,605	3,054	2,701	1,686	334	276	6,640	5,016
Capital expenditure								
Business combinations	75	-	-	-	-	-	75	-
Additions to property, plant and equipment	383	381	672	786	130	41	1,185	1,208
Additions to intangible assets	85	63	338	17	-	-	423	80
Total capital expenditure	543	444	1,010	803	130	41	1,683	1,288
Other segment information								
Depreciation of property, plant and equipment	257	276	158	147	36	42	451	465
Amortisation of intangible assets	200	208	81	83	34	37	315	328
Impairment of property, plant and equipment	1	38	-	-	1	-	2	38
Impairment of goodwill	-	-	-	-	-	-	-	-
Impairment of intangible assets	16	-	-	-	-	-	16	-
Equity compensation plan expenses	52	56	244	264	1	-	297	320
Restructuring expenses	6	9	-	-	4	-	10	9
Research and development costs	1,793	1,497	1,216	937	267	302	3,276	2,736

3. Genentech

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol 'DNA'. At 30 June 2007 the Group's interest in Genentech was 55.8% (31 December 2006: 55.8%). Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC). Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 4 of the Annual Financial Statements. The impacts on the interim results are reconciled in the table below.

Reconciliation of Genentech results

	Six months ended 30 June 2007		Six months ended 30 June 2006	
	USD millions	CHF millions[a]	USD millions	CHF millions[a]
Operating income (US GAAP basis)	2,183		1,399	
- redemption costs	52		52	
- equity compensation plan expenses (US GAAP basis)	203		150	
- special litigation items	26		27	
Operating income (non-US GAAP basis)	2,464		1,628	
Add (deduct) differences and consolidation entries				
- add back redemption costs	(52)		(52)	
- equity compensation plan expenses (IFRS basis)	(198)		(208)	
- capitalised in-process research and development	181		-	
- other differences	(4)		(36)	
- consolidation entries[b]	(191)		(5)	
Segment result/operating profit (IFRS basis)	2,200	2,701	1,327	1,686
Add (deduct) non-operating items (IFRS basis)				
- financial income and financing costs		106		122
- consolidation entries[b]		248		-
- income taxes		(1,201)		(756)
Net income (IFRS basis)		1,854		1,052
Minority interest calculation				
- minority interest (average during period)		44.2%		44.3%
- income applicable to minority interest (IFRS basis)		820		466

a) Translated at 1.00 USD = 1.23 CHF (2006: 1.00 USD = 1.27 CHF).

b) Consolidation entries in 2007 include the elimination of 202 million US dollars of profits at Genentech on inventories sold to Roche Pharmaceuticals that have not yet been sold on to external customers at 30 June 2007. These profits have not yet been realised by the Roche Group and hence they are deducted from the Genentech segment result within the Pharmaceuticals Division. This adjustment is however not considered for the purposes of calculating minority interests and hence added back in the above reconciliation as a non-operating consolidation entry.

Genentech share repurchases and equity compensation plans

On 20 April 2007 Genentech's Board of Directors approved an extension of the existing stock repurchase programme authorising Genentech to repurchase up to 100 million shares of Genentech's common stock for a total of 8 billion US dollars through 30 June 2008. Since the programme's inception, Genentech have repurchased approximately 70 million shares for a total of approximately 5.0 billion US dollars. During the interim period, Genentech repurchased common stock worth 666 million US dollars (2006: 540 million US dollars) and exercises from Genentech's equity compensation plans resulted in a cash inflow of 276 million US dollars (2006: 187 million US dollars).

Acquisition of Tanox

On 9 November 2006 Genentech announced plans to acquire a 100% controlling interest in Tanox, Inc. ('Tanox'), a publicly owned US company listed on the NASDAQ under the symbol 'TNOX'. Tanox is a biotechnology company based in Houston, Texas, that specialises in the discovery and development of biotherapeutics based on monoclonal antibody technology. Genentech and Tanox have been working together in collaboration with Novartis since 1996 to develop and commercialise Xolair. The expected purchase consideration, excluding transaction costs, is 919 million US dollars in cash. Funds will be provided from Genentech's cash on hand at the time of closing. On 15 January 2007 the transaction was approved by Tanox's shareholders. The transaction, which is subject to regulatory clearance, is expected to be completed in the third quarter of 2007.

4. Chugai

The common stock of Chugai is publicly traded and is listed on the Tokyo Stock Exchange under the stock code 'TSE: 4519'. At 30 June 2007 the Group's interest in Chugai was 51.45% (31 December 2006: 50.6%). Chugai prepares financial statements in conformity with accounting principles generally accepted in Japan (JGAAP). These are filed on a quarterly basis with the Tokyo Stock Exchange. Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and JGAAP, there are differences between Chugai's stand-alone results on a JGAAP basis and the results of Chugai as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 5 of the Annual Financial Statements. The impacts on the interim results are reconciled in the table below.

Reconciliation of Chugai results *in millions of CHF*

	Six months ended 30 June 2007	2006
Chugai operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	368	313
- depreciation of property, plant and equipment	(3)	(4)
- amortisation of intangible assets arising from business combinations	(31)	(33)
Chugai segment result/operating profit (IFRS basis)	334	276
Add (deduct) non-operating items (IFRS basis)		
- financial income and financing costs	5	13
- income taxes	(131)	(113)
Net income (IFRS basis)	208	176
Minority interest calculation		
- add back acquisition accounting impact on net income	20	22
- net income excluding acquisition accounting	228	198
- minority interest (average during period)	48.9%	49.4%
- income applicable to minority interest (IFRS basis)	112	98

Translated at 100 JPY = 1.02 CHF (2006: 100 JPY = 1.10 CHF).

Dividends

The dividends distributed to third parties holding Chugai shares during the interim period totalled 50 million Swiss francs (2006: 66 million Swiss francs) and have been recorded to equity. Dividends paid by Chugai to Roche are eliminated on consolidation as inter-company items.

Chugai share repurchases

During the interim period Chugai repurchased 9.5 million of its common shares for a total consideration of 27.6 billion Japanese yen (282 million Swiss francs). As a result the Group's ownership in Chugai increased to 51.45%. There were no share repurchases in the interim period of 2006.

5. Royalties and other operating income

Royalties and other operating income *in millions of CHF*

Six months ended 30 June	Pharmaceuticals 2007	2006	Diagnostics 2007	2006	Group 2007	2006
Royalty income	534	439	67	79	601	518
Income from out-licensing agreements	492	189	22	9	514	198
Income from disposal of products and other	74	8	2	3	76	11
Total royalties and other operating income	1,100	636	91	91	1,191	727

Income from out-licensing agreements

Certain Group companies receive up-front, milestone and other similar payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the milestones, as defined in the respective agreements. Revenue from up-front payments and licence fees for which there are subsequent deliverables is initially reported as deferred income and is recognised in income as earned over the period of the development collaboration or the manufacturing obligation.

Income from disposal of products

As part of the continuous realignment of its product portfolio, the Group periodically disposes of product lines that are no longer considered as core products or priorities within the product development portfolio. The proceeds are reinvested in the Group's in-licensing arrangements and other research and development alliances and collaborations.

6. Financial income and financing costs

Financial income *in millions of CHF*

	Six months ended 30 June 2007	2006
Gains on sale of equity securities	155	231
(Losses) on sale of equity securities	(1)	(2)
Dividend income	1	2
Gains (losses) on equity derivatives, net	(1)	12
Write-downs and impairments of equity securities	(5)	(2)
Net income from equity securities	149	241
Interest income	520	341
Gains on sale of debt securities	65	33
(Losses) on sale of debt securities	(57)	(35)
Net gains (losses) on financial assets at fair-value-through-profit-or-loss	8	(3)
Write-downs and impairments of long-term loans	-	-
Net interest income and income from debt securities	536	336
Expected return on plan assets of defined benefit plans	335	319
Foreign exchange gains (losses), net	81	(44)
Gains (losses) on foreign currency derivatives, net	(108)	25
Net foreign exchange gains (losses)	(27)	(19)
Net other financial income (expense)	(14)	25
Total financial income	979	902

Financing costs *in millions of CHF*

	Six months ended 30 June 2007	2006
Interest expense	(144)	(153)
Amortisation of discount on debt instruments	(6)	(22)
Gains (losses) on interest rate derivatives, net	-	(25)
Net gains (losses) on financial liabilities at fair-value-through-profit-or-loss	14	46
Time cost of provisions	(36)	(39)
Interest cost of defined benefit plans	(307)	(285)
Total financing costs	(479)	(478)

Net financial income *in millions of CHF*

	Six months ended 30 June 2007	2006
Financial income	979	902
Financing costs	(479)	(478)
Net financial income	500	424
Financial result from Treasury management	472	390
Financial result from Pension management	28	34
Net financial income	500	424

7. Income taxes

Analysis of the Group's effective tax rate *in millions of CHF*

	Six months ended 30 June 2007			Six months ended 30 June 2006		
	Profit before tax	Income taxes	Tax rate	Profit before tax	Income taxes	Tax rate
Roche (excluding Genentech and Chugai)	4,583	(783)	17.1%	4,132	(832)	20.1%
Genentech[3]	3,055	(1,201)	39.3%	1,808	(756)	41.8%
Chugai[4]	339	(131)	38.7%	289	(113)	39.2%
Group's effective tax rate	7,977	(2,115)	26.5%	6,229	(1,701)	27.3%

8. Business combinations

Acquisitions – 2007

BioVeris: Effective 26 June 2007 the Group acquired a 100% controlling interest in BioVeris Corporation ('BioVeris'), a publicly owned US company that had been listed on the NASDAQ under the symbol 'BIOV'. BioVeris is a healthcare and biosecurity company based in Gaithersburg, Maryland, that specialises in developing proprietary technologies in diagnostics. BioVeris is now reported as part of the Diagnostics operating segment. The purchase consideration was 745 million Swiss francs, which consisted of 741 million Swiss francs of cash and 4 million Swiss francs of directly attributable costs. This has been allocated on a preliminary basis as follows:

BioVeris acquisition: net assets acquired *in millions of CHF*

	Carrying value prior to acquisition	Fair value adjustments	Carrying value upon acquisition
Property, plant and equipment	5	-	5
Intangible assets	16	118	134
Deferred income taxes	(15)	(14)	(29)
Cash	6	-	6
Other net assets (liabilities)	75	-	75
Net identifiable assets (liabilities)	87	104	191
Goodwill			554
Purchase consideration			745

The Group is currently in the process of finalising the above allocation, including the valuation of intangible assets and the assessment of the deferred tax consequences of the transaction. This is expected to be completed in the third quarter of 2007. Goodwill represents assets that cannot be recognised separately and measured reliably, a control premium and synergies that can be obtained from the Group's existing electrochemiluminescence (ECL) immunochemistry business. Following the acquisition, restructuring expenses of 48 million Swiss francs were incurred. These are reported within the operating result of the Diagnostics Division.

Other acquisitions: Effective 25 May 2007 the Group acquired a 100% controlling interest in 454 Life Sciences, a majority-owned US subsidiary of CuraGen Corporation. 454 Life Sciences develops and commercialises novel instrumentation for high-throughput DNA sequencing and is based in Branford, Connecticut. 454 Life Sciences is reported as part of the Diagnostics operating segment. The purchase consideration paid was 188 million Swiss francs in cash.

Effective 28 March 2007 the Group acquired a 100% controlling interest in Therapeutic Human Polyclonals, Inc. ('THP'), a privately owned US biotechnology company based in California and Germany. THP is reported as part of the Roche Pharmaceuticals operating segment. The purchase consideration paid was 69 million Swiss francs in cash.

The combined purchase consideration for other acquisitions has been allocated as shown below.

Other acquisitions: net assets acquired *in millions of CHF*

	Carrying value prior to acquisition	Fair value adjustments	Carrying value upon acquisition
Property, plant and equipment	6	-	6
Intangible assets	4	165	169
Deferred income taxes	-	(35)	(35)
Cash	19	-	19
Other net assets (liabilities)	16	2	18
Net identifiable assets (liabilities)	45	132	177
Goodwill			80
Purchase consideration			257

Goodwill represents assets that cannot be recognised separately and measured reliably, such as early-stage research projects, a control premium and synergies that can be obtained from the Group's existing business.

Acquisitions – 2007: impact on results for the six months ended 30 June 2007 *in millions of CHF*

	Revenues from external customers	Operating profit	Net income
Impact on reported results			
THP	-	(1)	(1)
Pharmaceuticals Division	-	(1)	(1)
BioVeris[a]	-	(2)	(1)
454 Life Sciences	2	1	-
Diagnostics Division	2	(1)	(1)
Group	2	(2)	(2)

a) The above figures exclude 48 million Swiss francs of restructuring expenses related to BioVeris.

	Revenues from external customers	Operating profit	Net income
Estimated impact on results if acquisition assumed effective 1 January 2007			
THP	-	(3)	(2)
Pharmaceuticals Division	-	(3)	(2)
BioVeris[a]	10	(7)	(3)
454 Life Sciences	6	(9)	(6)
Diagnostics Division	16	(16)	(9)
Group	16	(19)	(11)

a) The above figures exclude 48 million Swiss francs of restructuring expenses related to BioVeris.

Acquisitions – 2007: net cash outflow *in millions of CHF*

	Cash consideration paid	Cash in acquired company	Net cash outflow
BioVeris	(745)	6	(739)
Other acquisitions	(257)	19	(238)
Total	(1,002)	25	(977)

Future acquisitions

Tanox: This transaction is described in Note 3.

NimbleGen: On 19 June 2007 the Group announced that it had entered into an agreement to acquire a 100% controlling interest in NimbleGen Systems, Inc. ('NimbleGen'), a privately owned US company. NimbleGen develops and commercialises high density DNA microarrays and is based in Madison, Wisconsin. If the transaction is completed NimbleGen will be reported as part of the Diagnostics operating segment. The expected purchase consideration, excluding transaction costs, is 272.5 million US dollars in cash. Funds will be provided from Group's cash on hand at the time of closing. The transaction has been approved by NimbleGen's shareholders and is expected to be completed in the third quarter of 2007, subject to regulatory clearance.

Ventana: On 27 June 2007 the Group commenced a tender offer to acquire a 100% controlling interest in Ventana Medical Systems, Inc. ('Ventana'), a publicly owned US company listed on the NASDAQ under the symbol 'VMSI'. The terms and conditions of this offer have been filed with the US Securities and Exchange Commission. Ventana develops, manufactures and markets instrument/reagent systems that automate slide preparation and staining in clinical histology and drug discovery laboratories. Ventana's clinical systems are used in the diagnosis and treatment of cancer and infectious diseases and their drug discovery systems are used by pharmaceutical and biotechnology companies to accelerate the discovery of new drug targets and to evaluate the safety of new drug compounds. Ventana is based in Tucson, Arizona. If the transaction is completed Ventana will be reported as part of the Diagnostics operating segment. The tender offer is for USD 75.00 per share. If completed the overall purchase consideration, excluding transaction costs, would be approximately 3 billion US dollars in cash. This would be provided from the Group's cash on hand at the time of closing.

Acquisitions – 2006

There were no acquisitions of subsidiaries or associated companies during the interim period of 2006.

9. Discontinued businesses

The Group completed the sale of its Vitamins and Fine Chemicals business ('the VFC business') to the Dutch company DSM in 2003 and the sale of Roche Consumer Health, its global OTC (over-the-counter medicines) business to the Bayer Group in 2004–2005. As at 31 December 2006, all business transfers had been effected, all purchase consideration had been received and the calculations of the final amounts arising from the agreed purchase price mechanisms had been completed and the resulting cash transfers had been effected.

Accordingly, effective from 1 January 2007, the Group's management has concluded that the remaining residual balances from both transactions should be considered as part of the Group's continuing businesses and should be reported in the 'Corporate' operating segment. As at 1 January 2007 these balances consisted of provisions and other non-current liabilities totalling 183 million Swiss francs, which primarily relate to indemnities and guarantees in respect of litigation and environmental matters. At 30 June 2007 these balances totalled 161 million Swiss francs and the impact on the result of the 'Corporate' operating segment was an expense of 1 million Swiss francs.

The interim results of 2006 include 15 million Swiss francs of profit from discontinued businesses, which arose from the release of certain accruals and provisions that were no longer required. This had an impact of 0.02 CHF on earnings per share and non-voting equity security (basic and diluted).

10. Provisions and contingent liabilities

Provisions *in millions of CHF*

	30 June 2007	31 December 2006
Legal provisions	1,068	1,320
Environmental provisions	187	186
Other provisions	933	843
Total provisions	2,188	2,349
Of which		
- current portion	571	756
- non-current portion	1,617	1,593
Total provisions	2,188	2,349

Payments in the interim period from previously recorded provisions totalled 452 million Swiss francs (2006: 242 million Swiss francs). Of this 262 million Swiss francs (2006: 24 million Swiss francs) relate to legal provisions.

Roche Pharmaceuticals legal cases

Roche Diagnostics GmbH ('RDG') and SmithKline Beecham (Cork) Ltd ('SB') were party to arbitration concerning RDG's termination in 1998 of the Carvedilol License Agreement of 1987, as amended in 1995, relating to the licensing and co-marketing of carvedilol. RDG had submitted two claims for damages to two Arbitration Tribunals in Zurich and SB had submitted a counterclaim asserting the invalidity of RDG's termination and claiming damages. Based on the development of the arbitration and settlement negotiations at the time, the Group increased its existing provisions by 210 million Swiss francs in 2005. On 20 February 2007 the Group announced that a settlement agreement had been reached with GlaxoSmithKline ('GSK') to settle all arbitration procedures between the two companies relating to the licensing and co-marketing of carvedilol. As part of this agreement the Group made a payment to GSK. The settlement had no impact on the Group's net income as the payment was covered by previously recorded provisions and there were no surplus provisions released as income.

Genentech legal cases

On 2 February 2005 the California Supreme Court granted Genentech's petition seeking a review of the jury verdict and damages awarded to the City of Hope National Medical Center by the Superior Court in Los Angeles County, California, in June 2002. The appeal to the California Supreme Court has been fully briefed and the parties are waiting to be assigned an oral argument date. It is expected that the resolution of this matter may take more than one year. A full provision has been recorded for these awards. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. During the interim period interest of 31 million Swiss francs (2006: 32 million Swiss francs) was recorded as the time cost of provisions within interest expenses.

On 3 October 2002 Genentech entered into an arrangement with third-party insurance companies to post a surety bond in connection with this judgment. As part of this arrangement Genentech have pledged 788 million US dollars in cash and investments to secure this bond. This amount, which is equivalent to 970 million Swiss francs at 30 June 2007, is recorded within financial long-term assets.

On 4 October 2004 Genentech received a subpoena from the United States Department of Justice, requesting documents related to the promotion of Rituxan. Genentech is co-operating with the associated investigation, which Genentech has been advised is both civil and criminal in nature. The government has called, and may continue to call, former and current Genentech employees to appear before a grand jury in connection with this investigation. The outcome of this matter cannot be determined at this time.

On 11 April 2003 MedImmune, Inc. ('MedImmune') filed a lawsuit against Genentech, the City of Hope National Medical Center, and Celltech R&D Ltd., in the US District Court for the Central District of California, Los Angeles. The lawsuit relates to US Patent No. 6,331,415 ('the Cabilly patent') that is co-owned by Genentech and the City of Hope National Medical Center and under which MedImmune and other companies have been licensed and are paying royalties. The lawsuit includes claims for violation of antitrust, patent and unfair competition laws. On 14 January 2004 the US District Court granted summary judgement against all of MedImmune's antitrust and unfair competition claims. On 23 April 2004 the District Court granted a motion to dismiss all remaining claims in this case. On 18 October 2005 the US Court of Appeals for the Federal Circuit affirmed the judgement of the District Court in all respects. On 9 January 2007 the US Supreme Court issued a decision reversing the Federal Circuit's decision and remanding the case to the lower courts for further proceedings in connection with the patent and contract claims. A trial date has been set in this matter for 23 June 2008. No provisions have been recorded in respect of this litigation as the outcome of this matter cannot be determined at this time.

On 13 May 2005 a request was filed by a third party for re-examination of the Cabilly patent. On 7 July 2005 the US Patent and Trademark Office ordered a re-examination of this patent. On 13 September 2005 the Patent Office issued an initial non-final Office action rejecting the claims of the patent. Genentech filed a response on 25 November 2005. A second re-examination request for this same patent was filed on 23 December 2005 by another third party and on 23 January 2006 the Patent Office granted that re-examination request. On 6 June 2006 the two re-examinations were combined by the Patent Office into a single re-examination. On 16 August 2006 the Patent Office issued a non-final Office action in the merged proceeding, rejecting the claims of the Cabilly patent based on the issues raised in the two re-examination requests. Genentech filed its response on 30 October 2006. On 16 February 2007 the Patent Office mailed a final Office action rejecting all thirty six claims of the Cabilly patent. On 21 May 2007 Genentech responded to the final Office action and petitioned for continued re-examination. On 31 May 2007 the Patent Office granted Genentech's petition, withdrew the finality of the February 2007 Office action and agreed to treat Genentech's 21 May 2007 filing as a response to a first Office action. Accordingly the re-examination proceedings are still ongoing. Genentech expects the Patent Office to act on the May 2007 response within the next several months. The Cabilly patent, which expires in 2018, relates to methods used by Genentech and others to make certain antibodies or antibody fragments, as well as cells and DNA used in these methods. Genentech has licensed the Cabilly patent to other companies and derives significant royalties from these licences. The claims of the Cabilly patent remain valid and enforceable throughout the re-examination process. No provisions have been recorded in respect of this litigation as the outcome of this matter cannot be determined at this time.

On 29 July 2005 a former Genentech employee, whose employment ended in April 2005, filed a non-public (Qui Tam) complaint under seal in the United States District Court for the District of Maine against Genentech and Biogen Idec, alleging violations of the False Claims Act and retaliatory discharge of employment. On 20 December 2005 the United States filed notice of its election to decline intervention in the lawsuit. The complaint was subsequently unsealed and Genentech was served on 5 January 2006. Genentech filed a motion to dismiss the complaint and on 14 December 2006 the Magistrate Judge issued a Recommended Decision on this motion, which is subject to review by the District Court Judge. The Magistrate Judge recommended that the False Claims Act portion of the complaint be dismissed, leaving as the only remaining claim against Genentech the plaintiff's retaliatory discharge claim. The plaintiff, Genentech and Biogen Idec each subsequently filed objections with the District Court Judge concerning certain aspects of the Magistrate Judge's Recommended Decision. The parties are awaiting the District Court's decision on the Recommended Decision and the objections. No provisions have been recorded in respect of this litigation as the outcome of this matter cannot be determined at this time.

On 24 March 2004 Mr Kourosh Dastgheib filed a lawsuit against Genentech in the U.S. District Court for the Eastern District of Pennsylvania. The lawsuit relates to Dastgheib's claim that, based on a relationship with Genentech in the mid-1990s, he is entitled to profits or proceeds from Genentech's Lucentis product. On

8 November 2006 a unanimous jury ruled against Dastgheib and in favour of Genentech on all claims and final judgement was entered in Genentech's favour. On 30 January 2007 Dastgheib's motion for a new trial was denied in its entirety. Dastgheib did not appeal the judgement to the court of appeals and accordingly the case is closed.

Genentech's annual report and quarterly SEC filings contain the detailed disclosures of litigation matters that are required by US GAAP. These include further details on the above matters as well as including information on other litigation that is not currently as significant as the matters referred to above.

Other than the matters noted above, no significant changes in the Group's contingent liabilities have occurred since the approval of the Annual Financial Statements by the Board of Directors.

11. Debt

Conversion and redemption of 'LYONs V' US dollar exchangeable notes: On 22 June 2007 the Group announced that it would exercise its option to call these notes for redemption on 25 July 2007 at the original issue amount plus accrued original issue discount ('OID'). As at 30 June 2007 notes with a principal amount of 273 million US dollars and carrying value of 202 million Swiss francs were outstanding. During the interim period notes with a principal amount of 596 million US dollars were converted into 3.2 million non-voting equity securities. The notes called for conversion during the interim period represent 69% of the number of notes outstanding at the start of the year. A total of 244 million Swiss francs were recorded to equity, which consists of the 717 million Swiss francs of cash used to purchase the non-voting equity securities used in the conversion, less the 434 million Swiss francs carrying value of the converted bonds and the related tax effects of 39 million Swiss francs.

During the interim period of 2006 notes with a carrying value of 404 million US dollars (513 million Swiss francs) were converted into 3.8 million non-voting equity securities and the resulting cash outflow was 711 million Swiss francs. A total of 129 million Swiss francs were recorded to equity.

12. Equity

Share capital and non-voting equity securities *(Genussscheine)*
The authorised and called-up share capital of the Group and the number of issued non-voting equity securities have not changed during the interim period. The weighted average number of shares and non-voting equity securities in issue during the interim period was 858 million (2006: 851 million).

Dividends
On 5 March 2007 the shareholders approved the distribution of a dividend of CHF 3.40 per share and non-voting equity securities (2006: CHF 2.50) in respect of the 2006 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 2,930 million Swiss francs (2006: 2,152 million Swiss francs) and has been recorded against retained earnings in 2007.

Own equity instruments
The net cash inflow during the interim period from transactions in own equity instruments was 819 million Swiss francs (2006: net cash inflow of 850 million Swiss francs). This mainly arose from a reduction in own equity instrument holdings following the partial conversion of the 'LYONs V' notes (see Note 11).

Own equity instruments *in equivalent number of non-voting equity securities*

	30 June 2007 (millions)	31 December 2006 (millions)
Non-voting equity securities	0.1	0.2
Low Exercise Price Options	3.4	6.8
Forward purchases and derivative instruments	9.3	8.2
Total non-voting equity instruments	12.8	15.2

Review Report of the Group Auditors

To the Board of Directors of Roche Holding Ltd, Basel

Introduction

We have been engaged to review the accompanying consolidated balance sheet of Roche Holding Ltd as of 30 June 2007 and the related consolidated statements of income, cash flows, recognised income and expense, and changes in equity for the six-month period then ended, and selected explanatory notes (the consolidated interim financial statements) on pages 28 to 46. The Board of Directors is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with International Accounting Standard 34 'Interim Financial Reporting'. Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with Swiss Auditing Standard 910 and International Standard on Review Engagements 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements as at 30 June 2007 are not prepared, in all material respects, in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

KPMG

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris Auditor in charge	Erik F.J. Willems

Basel, 18 July 2007

Supplementary Net Income and EPS Information

Profit from continuing businesses before exceptional items and core net income *in millions of CHF*

		Six months ended 30 June 2007		2006
Profit from continuing businesses		5,862		4,528
Exceptional items	-		-	
- income taxes	-		-	
		-		-
Profit from continuing businesses before exceptional items		5,862		4,528
Minority interests				
- profit from continuing businesses	(943)		(572)	
- exceptional items	-		-	
		(943)		(572)
Net income attributable to Roche shareholders (continuing businesses before exceptional items)		4,919		3,956
Amortisation and impairment of intangible assets	488		494	
- income taxes	(173)		(177)	
- minority interests	(23)		(23)	
		292		294
Core net income		5,211		4,250

EPS (continuing businesses before exceptional items) and Core EPS

Six months ended 30 June	EPS (continuing businesses before exceptional items) 2007	2006	Core EPS 2007	2006
Net income (millions of CHF)	4,919	3,956	5,211	4,250
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive	4	14	4	14
Increase in minority share of net income, net of tax, assuming all outstanding Genentech and Chugai stock options exercised	(77)	(42)	(79)	(44)
Net income used to calculate diluted earnings per share	4,846	3,928	5,136	4,220
Per share information				
(millions of shares and non-voting equity securities)				
Weighted average number of shares and non-voting equity securities in issue	858	851	858	851
Adjustment for assumed conversion of convertible debt instruments, where dilutive	2	7	2	7
Adjustment for equity compensation plans, where dilutive	3	2	3	2
Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share	863	860	863	860
Earnings per share (diluted) (CHF)	5.62	4.56	5.95	4.90

Roche Securities

Number of shares and non-voting equity securities

	30 June 2007	30 June 2006
Number of shares	160,000,000	160,000,000
Number of non-voting equity securities	702,562,700	702,562,700
Total	862,562,700	862,562,700

Data per share and non-voting equity security *in CHF*

		Six months ended 30 June 2007	2006
Diluted earnings per share and non-voting equity security		5.62	4.58
Stock price of share	High	266.25	225.20
	Low	230.50	198.00
	Period end	244.40	215.50
Stock price of non-voting equity security	High	240.10	202.10
	Low	208.50	185.80
	Period end	217.40	202.10

Market capitalisation *in millions of CHF*

	30 June 2007	30 June 2006
Period end	191,081	174,481

All prices shown are daily closing prices.

Published by
F. Hoffmann-La Roche Ltd
4070 Basel, Switzerland
Tel. +41 (0)61 688 11 11
Fax +41 (0)61 691 93 91

Media Office
Corporate Communications
4070 Basel, Switzerland
Tel. +41 (0)61 688 88 88
Fax +41 (0)61 688 27 75

Investor Relations
4070 Basel, Switzerland
Tel. +41 (0)61 688 88 80
Fax +41 (0)61 691 00 14

World Wide Web
http://www.roche.com

To order publications
E-mail: basel.webmaster@roche.com

Cautionary statement regarding forward-looking statements

This Half-Year Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Half-Year Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for 2007 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

The Roche Half-Year Report is published in German and English.

The Roche Half-Year Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

END